ARLS P/E 12/31/04

0-31285


05062060



TTM TECHNOLOGIES, INC. IS A LEADING SUPPLIER OF TIME-CRITICAL, TECHNOLOGICALLY ADVANCED PRINTED CIRCUIT BOARDS TO ORIGINAL EQUIPMENT MANUFACTURERS AND ELECTRONIC MANUFACTURING SERVICES COMPANIES. TTM STANDS FOR "TIME TO MARKET," REPRESENTING HOW THE COMPANY'S TIME-CRITICAL, ONE-STOP MANUFACTURING SERVICES ENABLE CUSTOMERS TO SHORTEN THE TIME REQUIRED TO DEVELOP NEW PRODUCTS AND BRING THEM TO MARKET.

FINANCIAL HIGHLIGHTS (in thousands, except percent and per share data)

	2004	2003	2002
Net sales	**$ 240,650**	$ 180,317	$ 88,989
Operating income (loss)[1]	**41,235**	10,218	(6,494)
Income (loss) before extraordinary item[2]	**28,330**	5,989	(4,711)
Diluted earnings per share before extraordinary item[2]	**$ 0.68**	$ 0.15	$ (0.12)
Weighted average common shares — diluted	**41,868**	41,123	39,511
At Year End:			
Total assets	**$ 235,770**	$ 205,857	$ 197,506
Total debt	**0**	7,777	10,000
Shareholders' equity	**211,626**	178,327	167,426
Total debt / capitalization[3]	**N/A**	4 %	6 %

NET SALES (in millions)


$240.7
$180.3
$203.7
$129.0
$89.0
$250
$200
$150
$100
$50
$0
2000
2001
2002
2003
2004

OPERATING INCOME (LOSS)[1] (in millions)


$41.2
$45.7
$19.2
$10.2
($6.5)
$50
$40
$30
$20
$10
$0
($10)
2000
2001
2002
2003
2004

CASH FLOW FROM OPERATIONS (in millions)


$48.8
$43.7
$38.2
$18.6
$10.0
$50
$40
$30
$20
$10
$0
2000
2001
2002
2003
2004

NET CASH (NET DEBT) (cash and short-term investments, less debt, in millions)


$58.5
$23.9
$8.9
($8.1)
($34.0)
$60
$45
$30
$15
$0
($15)
($30)
($45)
2000
2001
2002
2003
2004

[1] Reported operating income (loss) includes restructuring charges of $0.9 million pretax, or $0.01 per diluted share, in 2004, $0.6 million pretax, or $0.01 per diluted share, in 2003 and $3.9 million pretax, or $0.07 per diluted share, in 2002.
[2] Reported income and diluted earnings per share include a $1.2 million, or $0.03 per diluted share, benefit from the reversal of a tax valuation allowance in 2004 in addition to the item noted in (1) above.
[2] Capitalization equals the sum of total debt and shareholders' equity.

Fellow Shareholders:

In last year's annual report, we said 2003 was a very good year for TTM, and we expected 2004 would be even better. It was.

For 2004, we delivered outstanding revenue growth and excellent profitability. Through year-end, we generated positive operating cash flow for each of the 18 quarters we have been a public company. Our strong balance sheet grew even stronger. Cash and short-term investments increased to $58.5 million at the end of 2004 from $31.7 million at the end of 2003. And we are completely debt-free.

MORE THAN JUST THE MARKET

In the first half of 2004, we experienced a continuation of the strong, across-the-board improvement in printed circuit board demand that began in the third quarter of 2003. The second half of 2004 proved more challenging, characterized by variability of demand by individual customers and end markets. Nonetheless, we sustained revenues and profits at high levels and, more than ever, demonstrated that our strategy — and our consistent execution of that strategy — sets us apart in the printed circuit board marketplace.



Moving up the technology curve. One of our most important competitive advantages — and what distinguishes us from low-cost Asian manufacturers — is our ever-expanding technological capabilities and sophistication. We will continue to differentiate ourselves in the marketplace by investing in leading-edge technologies that increase board density and layer count and expand our use of high-performance materials and cutting edge manufacturing processes.

Flexibility. We also differentiate ourselves with our manufacturing flexibility. With our short-run orientation, we have the ability to quickly adjust production schedules, delivery times, quantities, and even part specifications in response to changing customer needs.

Adding new customers. We added 135 new customers in 2004. Most of these came from selling our quick-turn capabilities, a characteristic of our business that provides us with early access to new customers with high growth potential.

Specialized facilities. We operate three integrated manufacturing facilities, each with its own distinctive operational expertise. This strategy enables us to match the specific needs of our customers with the capabilities of each facility, while maximizing efficiency and profitability. It also creates substantial opportunities to cross sell our capabilities to existing customers.

All of these actions have combined to enable TTM to capture market share within the printed circuit board industry and continue to post the best profitability and returns within our peer group.


BALANCED MANUFACTURING MIX
(percent of revenues in 2004)
Networking/communications 43%
High-end computing 31%
Industrial/medical 14%
Computer peripherals 5%
Handheld 3%
Other 4%


DIVERSIFIED END-MARKET EXPOSURE
(percent of revenues in 2004)
Quick-turn[1] 20%
Standard lead time[2] 80%

[1] Delivery of 10 days or less
[2] Delivery of more than 10 days, including compressed lead time, which has delivery of 11-20 days.

UPGRADE OF TECHNOLOGICAL CAPABILITIES

Percent of revenues from boards with 12 layers or more



80%
60%
40%
20%
0%
30%
28%
55%
63%
69%
2000
2001
2002[1]
2003
2004

Percent of revenues from boards with 20 layers or more



40%
30%
20%
10%
0%
2%
2%
11%
29%
39%
2000
2001
2002[1]
2003
2004

Average layer count per board



20
15
10
5
0
8.3
8.8
12.0
14.3
15.6
2000
2001
2002[1]
2003
2004

[1] Pro forma, using annualized fourth-quarter statistics for the Chippewa Falls facility, acquired in December 2002.

INVESTING FOR THE FUTURE

In February 2004, we announced plans to increase production capacity at our Chippewa Falls, Wisconsin facility. At year-end 2004, we substantially completed phase one, which featured the construction of a 47,000-square foot addition and the purchase of capital equipment. The expansion increases capacity by approximately 55 percent, at a capital cost of roughly $10 million.

With Chippewa Falls running at a utilization rate of 95 percent in the third quarter of 2004, the expansion provides the much needed capacity to better serve our customers and capture market share. This expansion, at an existing facility, also represents the most cost effective and efficient way to add capacity, without the need to re-qualify customers or add management and operational infrastructure. While we brought on approximately half of this capacity expansion in the latter part of 2004, we expect to add employees and tap the remaining capacity over the course of 2005, as necessary, based on demand.

In addition to the expansion of our existing facilities, we will continue to evaluate acquisitions as part of our time and technology strategy. We have demonstrated our ability to identify and successfully integrate acquisitions. We will pursue opportunities that complement our existing capabilities, strengthen our market position, and increase our ability to serve the increasingly complex needs of our customers.

CORPORATE ACCOUNTABILITY

As you know, the past several years have brought heightened concern about the integrity and transparency of financial statements and disclosure for publicly-traded companies. And with that has come new regulations and regulatory oversight. As detailed in the 10-K portion of our annual report, we have completed the comprehensive evaluation of the company's internal control over financial reporting, as directed by section 404 of the Sarbanes-Oxley Act. We believe our internal controls to be effective. Our external registered public accounting firm has issued an unqualified opinion and attested to the effectiveness of these internal controls as of year end.

CHANGES TO THE BOARD OF DIRECTORS

In 2004, our two equity sponsors — Thayer Capital Partners and Brockway Moran & Partners, Inc. — completed the planned sale of the remaining portion of their investments in TTM. As a result, per their practice, Michael Moran, Managing Partner of Brockway Moran, and Jeffrey Goettman, Managing Partner of Thayer Capital, resigned from the board of directors. We would like to thank them both for their outstanding service to the company and their instrumental roles in creating the company we are today.

During the year, we welcomed Tom Edman and Rob Klatell to our board. Tom is President and CEO of Applied Films Corporation. Rob, who retired after a long career with Arrow Electronics, Inc., now serves as our Chairman.

LOOKING AHEAD

We remain optimistic about TTM's prospects, despite challenging market conditions in 2005. We also remain committed to our time and technology strategy and will continue to add new customers, cross sell our three integrated facilities, upgrade our technological capabilities, expand our capacity, reduce our costs, and increase market share. As we have demonstrated through the ups and downs of the electronics cycle, our strategy and the execution of that strategy have enabled us to continue to gain market share and consistently generate superior profitability and returns. Of course, our strategy is only as good as the people who make it work, every day. And they are the best in the business.

Finally, we would like to thank our customers, who entrust us with their business and rely on TTM for complex, mission-critical solutions to their manufacturing needs.



Kenton K. Alder
Chief Executive Officer and President



Robert E. Klatell
Chairman of the Board

June 22, 2005





SIX-YEAR SUMMARY

Selected financial data and operating results (in thousands, except percent and per share data)

Net sales

Gross profit

Operating income (loss)[1]

Income (loss) before extraordinary item

Diluted earnings per share before extraordinary item

Diluted earnings per share

Weighted average shares outstanding — diluted

Financial Position at Year End:

Working capital

Total assets

Total debt

Shareholders' equity

Supplemental Data:

EBITDA[2]

Gross margin

EBITDA margin[2]

Operating margin (deficit)

2004	2003	2002	2001	2000	1999
$ 240,650	$ 180,317	$ 88,989	$ 128,989	$ 203,729	$ 106,447
68,547	34,623	10,533	36,754	76,592	24,247
41,235	10,218	(6,494)	19,239	45,701	13,225
28,330	5,989	(4,711)	10,994	28,072	(227)
$ 0.68	$ 0.15	$ (0.12)	$ 0.28	$ 0.82	$ (0.01)
$ 0.68	$ 0.18	$ 0.04	$ 0.28	$ 0.82	$ (0.01)
41,868	41,123	39,511	38,899	34,166	22,312
$ 82,645	$ 52,352	$ 40,405	$ 29,099	$ 22,186	$ 13,995
235,770	205,857	197,506	193,076	202,133	168,327
0	7,777	10,000	32,625	43,312	140,164
211,626	178,327	167,426	150,079	137,742	16,537
$ 51,560	$ 21,057	$ 10,459	$ 32,970	$ 46,262	$ 16,827
28.5 %	19.2 %	11.8 %	28.5 %	37.6 %	22.8 %
21.4	11.7	11.8	25.6	22.7	15.8
17.1	5.7	(7.3)	14.9	22.4	12.4

[1] Reported operating income (loss) included restructuring charges of $0.9 million in 2004, $0.6 million in 2003, and $3.9 million in 2002 and goodwill amortization charges of $3.6 million in 2001 and 2000 (which were eliminated in 2002 with the adoption of SFAS No. 142).
[2] Earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization.

BOARD MEMBERS

Chairman
Robert E. Klatell [2,3]
Retired Executive Vice President,
Arrow Electronics, Inc.

Richard P. Beck [1,3]
Retired Senior Vice President
and Chief Financial Officer,
Advanced Energy Industries, Inc.

Kenton K. Alder
Chief Executive Officer
and President,
TTM Technologies

Thomas T. Edman [2]
Chief Executive Officer
and President,
Applied Films Corporation

James K. Bass [1,3]
Former Chief Executive Officer,
Suntron Corporation

John G. Mayer [1,2]
Retired Vice President,
Tyco Printed Circuit Group, Inc.

[1] Audit Committee member
[2] Compensation Committee member
[3] Nominating and Corporate Governance Committee member

CORPORATE OFFICERS

Kenton K. Alder
Chief Executive Officer
and President

Stacey M. Peterson
Senior Vice President, Chief
Financial Officer, and Secretary

Guilda Javaheri
Vice President,
Information Technology

O. Clay Swain
Senior Vice President,
Sales and Marketing

Joanne Nakai
Vice President,
Human Resources

Shane S. Whiteside
Senior Vice President,
Chief Operating Officer

SAFE HARBOR STATEMENT

This annual report contains "forward-looking" statements that should be considered as subject to the many uncertainties that exist in the company's operations and business environment. These uncertainties include economic conditions, market demand and pricing, and competitive and cost factors.

SHAREHOLDER INFORMATION

Shareholder Meeting

The annual meeting of shareholders will be held at the Corporate Office at 2630 South Harbor Boulevard, Santa Ana, at 10:00 a.m. Pacific Time on Thursday, August 25, 2005.

Investor Relations Contact

Stacey M. Peterson
Senior Vice President, Chief Financial Officer, and Secretary
714-241-0303

Stock Listing

TTM's common stock is traded on the NASDAQ National Market System under the symbol "TTMI".

Stock Transfer Agent

Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606
800-356-2017
www.melloninvestor.com

Business Units

Corporate Office and Santa Ana Division
2630 South Harbor Boulevard
Santa Ana, CA 92704
714-241-0303

Redmond Division
17550 NE 67th Court
Redmond, WA 98052
425-883-7575

Chippewa Falls Division
234 Cashman Drive
Chippewa Falls, WI 54729
715-720-5000

Website

www.ttmtech.com

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 0-31285

TTM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Washington	**91-1033443**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2630 South Harbor Boulevard, Santa Ana, California 92704
(Address of Principal Executive Offices) (Zip Code)

(714) 327-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	Nasdaq National Market

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): Yes ☒ No ☐

The aggregate market value of Common Stock held by nonaffiliates of the registrant (36,367,129) based on the closing price of the registrant's Common Stock as reported on the Nasdaq National Market on June 28, 2004, was $443,678,974. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 9, 2005, there were outstanding 41,122,174 shares of the registrant's Common Stock, no par value.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

TTM TECHNOLOGIES, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Statement Regarding Forward-Looking Statements

This report on Form 10-K contains forward-looking statements regarding future events or our future financial and operational performance. Forward-looking statements include statements regarding markets for our products; trends in net sales, gross profits and estimated expense levels; liquidity and anticipated cash needs and availability; and any statement that contains the words "anticipate," "believe," "plan," "forecast," "foresee", "estimate," "project," "expect," "seek", "target", "intend", "goal" and other similar expressions. The forward-looking statements included in this report reflect our current expectations and beliefs, and we do not undertake publicly to update or revise these statements, even if experience or future changes make it clear that any projected results expressed in this report, annual or quarterly reports to shareholders, press releases or company statements will not be realized. In addition, the inclusion of any statement in this report does not constitute an admission by us that the events or circumstances described in such statement are material. Furthermore, we wish to caution and advise readers that these statements are based on assumptions that may not materialize and may involve risks and uncertainties, many of which are beyond our control, that could cause actual events or performance to differ materially from those contained or implied in these forward-looking statements. These risks and uncertainties include the business and economic risks described in Item 1, "Business—Risk Factors That May Affect Future Results."

ITEM 1. BUSINESS

Overview

We are a one-stop provider of time-critical and technologically complex printed circuit boards, which serve as the foundation of sophisticated electronic products. We serve high-end commercial markets—including networking/communications infrastructure, high-end computing and industrial/medical—which are characterized by high levels of complexity, short product life cycles and moderate production volumes. Our customers include original equipment manufacturers, or OEMs, and electronic manufacturing services, or EMS, companies.

Industry Background

Printed circuit boards are manufactured from sheets of laminated material, or panels. Each panel is typically subdivided into multiple printed circuit boards, each consisting of a pattern of electrical circuitry etched from copper to provide an electrical connection between the components mounted to it.

Printed circuit boards serve as the foundation for virtually all electronic products, ranging from consumer products (such as cellular telephones and personal computers) to high-end commercial electronic equipment (such as medical equipment, data communications routers and switches, and servers). Generally, consumer electronics products utilize commodity-type printed circuit boards with lower layer counts, less complexity and larger production runs. High-end commercial equipment products require more customized, multilayer printed circuit boards using advanced technologies. In addition, most commercial end-markets have low volume requirements that demand a highly flexible manufacturing environment. As producing sophisticated circuit boards becomes more complex, high-end manufacturers must continually invest in advanced production equipment, engineering and process technology, and a skilled workforce.

According to Prismark Partners LLC, the worldwide market for printed circuit boards was approximately $36.5 billion in 2004 with North America producing 15.6%, or $5.7 billion. As a result of consolidation and the slowdown in the electronics industry in 2001 and 2002, many manufacturing facilities were closed, reducing North American printed circuit board manufacturing capacity by as much as 40%. This capacity reduction combined with improved market demand led to higher capacity utilization across the industry in 2003 and 2004. Management believes this situation provides significant opportunities for well-capitalized manufacturers that have advanced technological capabilities.

We see several trends for the printed circuit board manufacturing industry. These include:

Short electronic product life cycles. Continual advances in technology have shortened the life cycles of complex electronic products, placing greater pressure on OEMs to quickly bring new products to market. The accelerated time-to-market and ramp-to-volume needs of OEMs of high-end commercial equipment create opportunities for printed circuit board manufacturers that can offer engineering support in the prototype stage and manufacturing scalability throughout the production life cycle.

Increasing complexity of electronic products. OEMs are continually designing higher performance electronic products, which require technologically complex printed circuit boards that can accommodate higher speeds and component densities. These complex printed circuit boards often require very high layer counts, advanced manufacturing processes, and high-mix production capabilities, which involve processing small lots, generally up to several hundred printed circuit boards, in a flexible manufacturing environment. OEMs are increasingly relying upon larger printed circuit board manufacturers, who possess the financial resources necessary to invest in advanced manufacturing process technologies and sophisticated engineering staff, often to the exclusion of smaller printed circuit board manufacturers that do not possess such technology or resources.

Increasing competition from Asian manufacturers. In recent years, many electronics manufacturers have moved their production to Asia to take advantage of its exceptionally large, low-cost labor pool. This is particularly true for consumer electronics producers that utilize commodity-type printed circuit boards with low layer counts and complexity. These less sophisticated printed circuit boards are generally mass produced and have experienced significant pricing pressures from Asian manufacturers. Printed circuit boards requiring complex technologies, advanced manufacturing processes, quick turnaround times or high-mix production are subject to less foreign competition. In addition, many of the unique challenges involved in successfully designing and manufacturing highly complex printed circuit boards—and the ongoing capital investment required to maintain state-of-the-art capabilities—have effectively served as barriers to entry in these high-mix and high-complexity segments of the domestic printed circuit board industry.

Decreased reliance on multiple printed circuit board manufacturers by OEMs. OEMs have traditionally relied on multiple printed circuit board manufacturers to provide different services as an electronic product moves through its life cycle. The transfer of a product among different printed circuit board manufacturers often results in increased costs and inefficiencies due to incompatible technologies and manufacturing processes and production delays. As a result, OEMs are reducing the number of printed circuit board manufacturers on which they rely, presenting an opportunity for those that can offer one-stop manufacturing capabilities—from prototype to volume production.

The TTM Solution

We manufacture printed circuit boards that satisfy all stages of an electronic product's life cycle—from prototype to volume production. Key aspects of our solution include:

- *One-stop manufacturing solution.* We offer a one-stop manufacturing solution to our customers through our specialized and integrated facilities, each of which generally focuses on a different stage of an electronic product's life cycle. This one-stop solution allows us to provide a broad array of services and technologies to meet the rapidly evolving needs of our customer base.
- *Quick-turn services.* We deliver highly complex printed circuit boards to customers in significantly compressed lead times. This rapid delivery service enables OEMs to develop sophisticated electronic products quickly and reduce time to market. In addition, our quick-turn services provide us with an opportunity to cross-sell our other services, including high-mix and volume production in our targeted end markets.
- *Strong process and technology expertise.* We deliver time-critical and highly complex manufacturing services through our advanced manufacturing processes and technology expertise. We regularly manufacture printed circuit boards with up to 36 layers. For 2004, approximately 69% of our gross sales involved the manufacture of printed circuit boards with at least 12 layers and 39% involved printed circuit boards with at least 20 layers.

Our Manufacturing Services

Quick-turn

We refer to our rapid turnaround services as "quick-turn" because we provide custom-designed printed circuit boards to our customers within as little as 24 hours to 10 days. As a result of our ability to rapidly and reliably respond to the critical time requirements of our customers, we generally receive a premium for our quick-turn services as compared to standard lead time prices.

- *Prototype production.* In the design, testing and launch phase of a new electronic product's life cycle, our customers typically require limited quantities of printed circuit boards in a very short period of time. We satisfy this need by manufacturing prototype printed circuit boards in small quantities of up to 50 boards per order, with delivery times ranging from as little as 24 hours to 10 days.

- *Ramp-to-volume production.* After a product has successfully completed the prototype phase, our customers introduce the product to the market and require larger quantities of printed circuit boards in a short period of time. This transition stage between low-volume prototype production and volume production is known as ramp-to-volume. Our ramp-to-volume services typically include manufacturing up to a few hundred printed circuit boards per order with delivery times ranging from five to 15 days.

For the years ended December 31, 2003 and 2004, orders with delivery requirements of 10 days or less represented 27% and 23% of our gross sales, respectively. Quick-turn orders decreased as a percentage of our gross sales in 2004 due to higher growth in our standard lead-time products.

Standard delivery

Our standard delivery time services focus on the high-mix and complex technology requirements of our customers, with delivery times typically ranging from four to six weeks. Our high technology expertise is evidenced by our ability to regularly produce complex printed circuit boards with up to 36 layers in commercial volumes. In 2004, our average layer count increased to 15.6, from 14.3 in 2003, due to our ongoing strategy to move up the technology curve. In addition, many of our lower layer-count circuit boards are complex as a result of the incorporation of other technologically advanced features, including high performance materials and extremely fine geometries and tolerances. Although we provide standard delivery time services to all customers, including large OEMs, for high-end commercial applications, we do not target our standard delivery time services to high-volume, consumer electronics applications such as cellular telephones, personal computers, hand-held devices, and automotive products.

Recent Expansion

In response to increased customer demand and higher capacity utilization rates, in February 2004, our board of directors approved a plan to significantly expand production capacity at our Chippewa Falls, Wisconsin facility. Chippewa Falls is our largest facility and serves the high-end, complex technology needs of some of our largest and most sophisticated commercial customers. The plan included a two-phase expansion, enabling us to incrementally match our capital expenditures with demand and market conditions. Together, the two phases of the plan represent an 85% increase in production capacity. All capacity increases described in phases one and two, below, represent cumulative increases from capacity levels as of the first quarter of 2004.

At year end 2004, we completed phase one, which featured the construction of a 47,000 square foot addition and the purchase of capital equipment. The expansion increased physical capacity by approximately 55%, at a capital cost of roughly $10 million. While we realized approximately half of this capacity expansion in the second half of 2004, we expect to add employees and realize the remaining capacity over the course of 2005, as necessary, based on demand.

The second phase of the expansion plan will allow us to increase production capacity at the Chippewa Falls facility by an additional 30%, or a total of 85%, over first quarter 2004 capacity levels. We expect to accomplish this second phase through additional staffing and the purchase of approximately $4 million in capital equipment. We will proceed with phase two as warranted, based on demand and market conditions. Once we have decided to proceed, phase two can be completed within three to six months.

We believe that our ability to expand at our existing facilities allows us to efficiently grow without having to qualify customers for, and develop management infrastructure at, a new facility. We reviewed numerous alternatives to meet our customers' needs and believe that this expansion plan provides us with a significant opportunity for growth with relatively limited risk. However, if our customers' demand for our services does not increase to anticipated levels, we may decide to scale back or delay our implementation of phase two of the expansion.

Strategy

Our goal is to be the leading provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

Leveraging our one-stop manufacturing solution. Our quick-turn capabilities allow us to establish relationships with customers early in a product's life cycle, giving us an advantage in securing preferred vendor status for subsequent ramp-to-volume and volume production opportunities. We also seek to gain quick-turn business from our existing ramp-to-volume and volume customers.

Using our quick-turn capabilities to attract new customers with high-growth potential. Our time-to-market strategy focuses on the rapid introduction and short product life cycle of advanced electronic products. We continue to attract emerging companies to our Santa Ana facility and believe that our ability to rapidly and reliably respond to the critical time requirements of our customers provides us with a significant competitive advantage.

Continuing to improve our technological capabilities and manufacturing processes. We are consistently among the first to adopt new developments in printed circuit board manufacturing processes and technology. We continuously evaluate new manufacturing processes and technology to further reduce our delivery times, improve quality, increase yields and decrease costs. As a result of our strong balance sheet, we believe that we are well-positioned to invest in technologies that are required by the leading OEMs in the electronics industry.

Capitalizing on facility specialization to enhance operating efficiency. We utilize a facility specialization strategy in which each order is directed to the facility best suited to the customer's particular delivery time, product complexity and volume needs. Our three facilities use compatible technologies and manufacturing processes, allowing us to move orders easily between plants to optimize operating efficiency. This strategy provides customers with faster delivery times and enhanced product quality and consistency.

Expanding our presence in targeted markets through internal initiatives and selective acquisitions. We actively target technologies and business opportunities that enhance our competitive position in selected markets. Our 2002 acquisition of Advanced Circuits exemplifies our ability to successfully expand our complex technology and advanced materials expertise. We intend to pursue high-end commercial customers that demand flexible and advanced manufacturing processes, expertise with high-performance specialty materials, and other high-mix and complex technologies. In addition, we regularly evaluate and pursue internal initiatives aimed at adding new customers and better serving existing customers within our markets. As an example, in response to increased customer demand and higher capacity utilization rates at Chippewa Falls, we have embarked on an expansion plan that expands production capacity by 85% over first quarter 2004 levels, when fully implemented.

Manufacturing Technology

The market for our products is characterized by rapidly evolving technology. In recent years, the trend in the electronic products industry has been to increase the speed, complexity and performance of components while reducing their size. We believe our technological capabilities allow us to address the needs of manufacturers who must bring complicated electronic products to market faster.

To manufacture printed circuit boards, we generally receive circuit designs directly from our customers in the form of computer data files, which we review to ensure data accuracy and product manufacturability. Processing these computer files with computer aided design (CAD) technology we generate images of the circuit patterns that we then physically develop on individual layers, using advanced photographic processes. Through a variety of plating and etching processes, we selectively add and remove conductive materials to form horizontal layers of thin circuits, called traces, which are separated by insulating material. A finished multilayer circuit board laminates together a number of layers of circuitry, using intense heat and pressure under vacuum. Vertical connections between layers are achieved by plating through small holes, called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy. We specialize in high layer-count printed circuit boards with extremely fine geometries and tolerances. Because of the tolerances involved, we employ clean rooms in certain manufacturing processes where tiny particles might otherwise create defects on the circuit patterns. We also use automated optical inspection systems to ensure consistent quality.

We believe that our highly specialized equipment and advanced manufacturing processes enable us to reliably produce printed circuit boards with the following characteristics:

- *High layer count.* Manufacturing printed circuit boards with higher numbers of layers is difficult to accomplish due to the greater number of processes and registration systems required. We regularly manufacture printed circuit boards with up to 36 layers on a quick-turn and volume basis. For 2004, approximately 69% of our gross sales involved the manufacture of printed circuit boards with at least 12 layers, compared with 63% in 2003. Printed circuit boards with at least 20 layers represented 39% of gross sales in 2004, up from 29% in 2003.

- *Blind and buried vias.* Vias are drilled holes which provide electrical connectivity between layers of circuitry in a printed circuit board. Blind vias connect the surface layer of the printed circuit board to an inner layer. Buried vias are holes that do not reach either surface of the printed circuit board but allow inner layers to be interconnected. Products with blind and buried vias can be made thinner, smaller, lighter and with higher component density and more functionality than products with traditional vias.

- *Embedded passives.* Embedded passive technology involves embedding either the capacitive or resistive elements inside the printed circuit board, which allows for removal of passive components from the surface of the printed circuit board and thereby leaves more surface area for active components. Use of this technology results in greater design flexibility and products with higher component density and increased functionality.

- *Fine line traces and spaces.* Traces are the connecting copper lines between the different components of the printed circuit board and spaces are the distances between traces. The smaller the traces and tighter the spaces, the higher the density on the printed circuit board and the greater the expertise required to achieve a desired final yield on an order. We are able to provide 0.003 inch traces and spaces.

- *High aspect ratios.* The aspect ratio is the ratio between the thickness of the printed circuit board and the diameter of a drilled hole. The higher the ratio, the greater the difficulty to reliably form, electroplate and finish all the holes on a printed circuit board. We are able to provide aspect ratios of up to 15:1.

- *Thin core processing.* A core is the basic inner-layer building block material from which printed circuit boards are constructed. A core consists of a flat sheet of material comprised of glass-reinforced resin with copper foil on either side. The thickness of inner-layer cores is determined by the overall thickness of the printed circuit board and the number of layers required. The demand for thinner cores derives from requirements of thinner printed circuit boards, higher layer counts and various electrical parameters. Core thickness in our printed circuit boards ranges from as little as 0.002 inches up to 0.062 inches.

- *Microvias.* Microvias are small vias with diameters generally between 0.001 inches and 0.005 inches after plating. These very small vias consume much less space on the layers they interconnect, thereby providing for greater wiring densities and closer spacing of components and their attachment pads. The fabrication of printed circuit boards with microvias requires specialized equipment, such as laser drills, and highly developed process knowledge. Applications such as handheld wireless devices employ microvias to obtain a higher degree of functionality from a given surface area.
- *Advanced hole fill process.* Our advanced hole fill processes provide designers the opportunity to increase the density of component placements by reducing the surface area required to place many types of components. In traditional design, components are routed from their surface interfaces through via connections in order to access power and ground connections and the internal circuitry used to connect to other discrete components. Our advanced hole fill processes provide a method to allow for vias to be placed inside their respective surface mount pads by filling the vias with a thermoset epoxy and plating flat copper surface mount pads directly over the filled hole.
- *Advanced materials.* We manufacture circuit boards using a wide variety of advanced insulating materials. These high-performance materials offer electrical, thermal, and long-term reliability advantages over conventional materials but are more difficult to manufacture. We are certified by Underwriters Laboratories to manufacture printed circuit boards using many types and combinations of these specialty materials. This wide offering allows us to manufacture complex boards for niche and high-end commercial markets.

Customers and Markets

Our customers include both OEMs and EMS companies that primarily serve the networking/communications, industrial/medical, and high-end computing segments of the electronics industry. We measure customers as those companies that have placed at least two orders in the preceding 12-month period. As of December 31, 2003, we had approximately 600 customers, and approximately 560 customers as of December 31, 2004.

Our significant customers include:

Networking/Communications

Cisco Systems
Force 10 Networks
Juniper Networks
Nortel Networks
Viasat

High-end Computing

Hewlett-Packard
IBM
Intel
Unisys

Computer Peripherals

Micron Technology
Smart Modular

Industrial/Medical

Agilent Technologies
Cognex
Credence
General Electric
Lecroy
National Instruments

EMS Companies

Acbel Polytech Inc
Benchmark Electronics
Celestica
Jabil Circuit
MC Assembly
Plexus
Solectron

Other

ITT
Matsushita Avionics Systems
Raytheon
Rockwell Collins

Handheld/Cellular

Motorola
Sony Ericsson
Thales

The following table shows the percentage of our net sales in each of the principal end markets we served for the periods indicated:

End Markets(1)	2002	2003	2004
Networking/Communications	30.6%	39.2%	42.8%
High-end Computing	14.8	34.8	30.7
Industrial/Medical	25.9	11.9	14.5
Computer Peripherals	20.4	8.9	5.5
Handheld/Cellular	3.0	2.1	2.6
Other	5.3	3.1	3.9
Total	100.0%	100.0%	100.0%

(1) Sales to EMS companies are classified by the end markets of their OEM customers.

Sales attributable to our five largest OEM customers, which can vary from year to year, accounted for 51.6% of our net sales in 2003 and 54.1% of our net sales in 2004. Our five largest OEM customers in 2004 were Cisco Systems, Hewlett-Packard, IBM, Juniper Networks, and Sun Microsystems. Sales attributed to OEMs include sales made through EMS providers. Sales to EMS providers comprised approximately 61% and 72% of our sales in 2003 and 2004, respectively. Although our contractual relationship is with the EMS company, we typically negotiate price and volume requirements directly with the OEMs. In addition, we are on the approved vendor lists of several of our EMS providers, which allow us to be awarded additional discretionary orders. Our five largest EMS customers in 2004 were Benchmark Electronics, Celestica, Jabil Circuit, Plexus and Solectron. Sales to Solectron and Celestica accounted for 29.2% and 17.3%, respectively, of our net sales in 2004.

During 2004, approximately 69% of our net sales were to customers in the United States, 10% were to Malaysia, 8% were to Italy, 5% were to Canada, and the remainder primarily was to other European and Asian countries. In 2003, approximately 72% of our net sales were in the United States, 11% in Malaysia, 8% in Italy, 5% in Canada, and the remainder primarily in other European and Asian countries.

Our marketing strategy focuses on building long-term relationships with our customers' engineering and new product introduction personnel early in the product development phase. As the product moves from the prototype stage through ramp-to-volume and volume production, we shift our focus to the customers' procurement departments in order to capture sales at each point in the product's life cycle.

Our staff of engineers, sales support personnel, and managers assist our sales representatives in advising customers with respect to manufacturing feasibility, design review, and technology limits through direct communication and visits. We combine our sales efforts with customer service at each facility to better serve our customers. Each customer is typically assigned one salesperson for all services across all facilities, in order to establish individual accountability for each client. Our sales force is comprised of a core group of direct salespeople, who generate the majority of our sales. This group is complemented by a large-force of commission-based, independent representatives who produce the majority of our new business activity.

Our international footprint includes inventory hubs in Italy, Scotland, Canada, and Malaysia, and a sales presence in Scotland, England, and Singapore. We believe our international reach enables us to access new customers and allows us to better serve existing customers.

Suppliers

The primary raw materials that we use include copper-clad layers of fiberglass of varying thicknesses, impregnated with bonding materials; chemical solutions such as copper and gold for plating operations; photographic film; carbide drill bits; and plastic for testing fixtures.

We use just-in-time procurement practices to maintain our raw materials inventory at low levels and work closely with our suppliers to obtain technologically advanced raw materials. Although we have preferred suppliers for some raw materials, most of our raw materials are generally readily available in the open market from numerous other potential suppliers. In addition, we periodically seek alternative supply sources to ensure that we are receiving competitive pricing and service. In 2004, in response to laminate price increases, we reallocated orders among our suppliers in order to secure the best available pricing. Adequate amounts of all raw materials have been available in the past, and we believe this availability will continue into the foreseeable future.

Competition

Despite industry consolidation, the printed circuit board industry is fragmented and characterized by intense competition. Our principal competitors include DDi, Endicott Interconnect Technologies, Merix, Sanmina-SCI and Tyco.

We believe we compete favorably, based on the following competitive factors:

- ability to offer one-stop manufacturing capabilities;
- three specialized and integrated manufacturing facilities;
- ability to offer time-to-market capabilities;
- capability and flexibility to produce technologically complex products;
- flexibility to manufacture high-mix products;
- consistent high-quality product; and
- outstanding customer service.

In addition, we believe our continuous evaluation and early adoption of new manufacturing and production technologies give us a competitive advantage. We believe that our ability to manufacture printed circuit boards using advanced technologies such as blind and buried vias, larger panel size, sequential lamination, and smaller traces and spaces provides us with a competitive advantage over manufacturers that do not possess these technological capabilities. We believe these advanced manufacturing and production technologies are increasingly replacing and making obsolete the older technologies. Our future success will depend in large part on our ability to maintain and enhance our manufacturing capabilities and production technologies.

Backlog

Although we obtain firm purchase orders from our customers, they typically do not make firm orders for delivery of products more than 30 to 60 days in advance. In addition, orders may be rescheduled or canceled, and the products in the markets which we serve are characterized by increasingly short product life cycles. Therefore, we believe that backlog information is not material to an understanding of our business.

Intellectual Property

We have limited patent or trade secret protection for our manufacturing processes. We believe our business depends on the effectiveness of our fabrication techniques and our ability to continue to improve our manufacturing processes. We rely on the collective experience of our employees in the manufacturing process to ensure we continuously evaluate and adopt new technologies in our industry. In addition, we depend on training, recruiting and retaining our employees, who are required to have sufficient know-how to operate advanced equipment and to conduct complicated manufacturing processes.

Governmental Regulation

Our operations are subject to federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

- the Occupational Safety and Health Administration, pertaining to health and safety in the workplace;
- the Environmental Protection Agency, pertaining to the use, storage, discharge, and disposal of hazardous chemicals used in the manufacturing processes; and
- corresponding state, county, and city agencies.

To date, the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation are found to exist, we may be required to incur substantial additional expenditures.

Employees

As of January 31, 2005, we had 1,733 employees, none of whom were represented by unions. Of these employees, 1,624 were involved in manufacturing and engineering, 49 worked in sales and marketing, and 60 worked in accounting, systems and other support capacities. We have not experienced any labor problems resulting in a work stoppage and believe that we have good relations with our employees.

Management

The following table, together with the accompanying text, presents certain information as of February 15, 2005, with respect to each of our executive officers.

Name	Age	Position(s) Held With the Company
Kenton K. Alder	55	Chief Executive Officer, President and Director
Stacey M. Peterson	41	Sr. Vice President, Chief Financial Officer and Secretary
O. Clay Swain	41	Sr. Vice President—Sales and Marketing
Shane S. Whiteside	39	Sr. Vice President and Chief Operating Officer

Kenton K. Alder has served as our Chief Executive Officer, President and Director since March 1999. From January 1997 to July 1998, Mr. Alder served as Vice President of Tyco Printed Circuit Group Inc., a printed circuit board manufacturer. Prior to that time, Mr. Alder served as President and Chief Executive Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From January 1987 to November 1994, Mr. Alder served as President of Lundahl Astro Circuits Inc., a predecessor company to ElectroStar. Mr. Alder holds a Bachelor of Science degree in Finance and a Bachelor of Science degree in Accounting from Utah State University.

Stacey M. Peterson has served as a Senior Vice President since October 2003 and as our Vice President and Chief Financial Officer since February 2000. From May 1998 to February 2000, Ms. Peterson served as Business Manager for ARCO Products Company at Atlantic Richfield Company, an oil and gas company. Prior to that time, Ms. Peterson served as Chief Financial Officer, from July 1996 to May 1998, and Controller, from November 1995 to July 1996, of the PayPoint Business Unit of Atlantic Richfield Company. From August 1993 to November 1995, Ms. Peterson served as Financial Advisor, Corporate Finance at Atlantic Richfield Company. Ms. Peterson holds a Bachelor of Science degree in Applied Economics and Business Management from Cornell University and a Master of Business Administration degree from the University of Pennsylvania, the Wharton School.

O. Clay Swain has served as our Senior Vice President—Sales and Marketing since October 2003, having served as our Vice President, Sales and Marketing since September 2001, our Vice President, Sales since June 2000 and as our National Sales Manager from March 2000. From July 1999 to February 2000, Mr. Swain served as General Manager of Tyco Printed Circuit Group, Logan Division, a publicly held printed circuit board manufacturing company. From January 1997 to June 1999, Mr. Swain served as Director of Sales of Tyco Printed Circuit Group. From December 1994 to December 1996, Mr. Swain served as National Sales Manager of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company. Mr. Swain holds a Bachelor of Science degree and a Master in Business Administration degree from Utah State University.

Shane S. Whiteside has served as a Senior Vice President since October 2003 and our Vice President and Chief Operating Officer since December 2002. From January 2001 to November 2002, Mr. Whiteside was the Vice President of Operations—Santa Ana Division and our Director of Operations—Santa Ana Division from July 1999 to December 2000. From March 1998 to June 1999, Mr. Whiteside was the Director of Operations of Power Circuits. Prior to joining Power Circuits, Mr. Whiteside was Product Manager for Technica USA from December 1996 to March 1998 and a Technical Sales Representative from September 1993 to December 1996. Mr. Whiteside holds a Bachelor of Arts degree in Economics from the University of California at Irvine.

Availability of Reports Filed with the Securities and Exchange Commission

Our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, registration statements, and amendments to those reports are available without charge on our website, http://www.ttmtech.com/ir/sec filings, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available without charge by (i) telephonic request by calling our Investor Relations Department at (714) 241-0303, (ii) e-mail request to investor@ttmtech.com, or (iii) a written request to TTM Technologies, Inc., Attention: Investor Relations, 2630 South Harbor Blvd., Santa Ana, CA 92704.

Risk Factors That May Affect Future Results

An investment in our common stock involves a high degree of risk. You should carefully consider the factors described below, in addition to those discussed elsewhere in this report, in analyzing an investment in our common stock. If any of the events described below occurs, our business, financial condition and results of operations would likely suffer, the trading price of our common stock could fall, and you could lose all or part of the money you paid for our common stock.

In addition, the following risk factors and uncertainties could cause our actual results to differ materially from those projected in our forward-looking statements, whether made in this Form 10-K or the other documents we file with the SEC, or our annual or quarterly reports to shareholders, future press releases, or orally, whether in presentations, responses to questions or otherwise.

Risks Related to Our Company

We are heavily dependent upon the worldwide electronics industry, which suffered a significant downturn in demand in 2001 and 2002, resulting in excess manufacturing capacity, increased price competition and slower-moving inventories. This global slowdown decreased demand for our manufacturing services and lowered our sales and gross margins.

A majority of our revenues are generated from the electronics industry, which is characterized by intense competition, relatively short product life cycles, and significant fluctuations in product demand. Furthermore, the industry is subject to economic cycles and recessionary periods and has been negatively affected by a contraction in the U.S. economy and worldwide electronics market. Moreover, due to the uncertainty in the end markets served by most of our customers, we have a low level of visibility with respect to future financial results. A lasting economic recession, excess manufacturing capacity, or a decline in the electronics industry could negatively affect our business, results of operations, and financial condition. Our net sales declined from $129.0 million in 2001 to $89.0 million in 2002, due to these factors. The electronics industry has seen improvements from the recent downturn, and we experienced sequential quarterly increases in our net sales from $39.6 million in the first fiscal quarter 2003 to $62.2 million in the third fiscal quarter 2004. For the fourth fiscal quarter 2004 our net sales declined to $59.2 million. A decline in our net sales could harm our profitability and results of operations and could require us to record an additional valuation allowance against our deferred tax assets or recognize an impairment of our long-lived assets, including goodwill and other intangible assets.

During periods of excess global printed circuit board manufacturing capacity, our gross margins may fall and/or we may have to incur restructuring charges if we choose to reduce the capacity of or close any of our facilities.

When we experience excess capacity, our sales revenues may not fully cover our fixed overhead expenses, and our gross margins will fall. In addition, we generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not received, we may forego some production and could experience continued excess capacity. Our recent expansion of our Chippewa Falls facility would exacerbate any excess capacity issues if demand for services does not increase to the levels that we anticipate.

If we conclude we have significant, long-term excess capacity, we may decide to cancel or delay the planned second phase of our Chippewa Falls facility expansion, permanently close one or more of our facilities, and lay off some of our employees. Closures or lay-offs could result in our recording restructuring charges such as severance, other exit costs, and asset impairments, as we did due to the closure of our Burlington, Washington, facility in 2002 and the subsequent sale of the facility in 2004 and the lay off of employees at our Redmond, Washington, facility in 2003.

We are dependent upon a small number of OEM customers for a large portion of our net sales, and a decline in sales to major customers could harm our results of operations.

A small number of customers are responsible for a significant portion of our net sales. Our five largest OEM customers accounted for approximately 52% of our net sales in 2003, and approximately 54% of our net sales in 2004. If our customers fail to place orders with us at past levels, it would harm our business, results of operations, and financial condition. We expect a significant portion of our net sales will continue to be generated by a small number of customers.

Our customer concentration could fluctuate, depending on future customer requirements, which will depend in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers or a decline in sales to our major customers could significantly harm our business, results of operations, and financial condition and lead to declines in the trading price of our common stock. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our significant customers were to become insolvent or were otherwise unable to pay for the manufacturing services provided by us, our results of operations would be harmed.

We compete against manufacturers in Asia, where production costs are lower. These competitors may gain market share in our key market segments, which may have an adverse effect on the pricing of our products.

We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower-cost facilities in Asia and other locations. We believe price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the market. We do not have offshore facilities in lower-cost locations such as Asia. While historically our competitors in these locations have produced less technologically advanced printed circuit boards, they continue to expand their capacity with advanced equipment to produce higher technology printed circuit boards. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share, which may force us to lower our prices, reducing our gross margins.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets.

Most of our sales are on an "open credit" basis, with standard industry payment terms. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. During periods of economic downturn in the electronics industry and the global economy, our exposure to credit risks from our customers increases. Although we have programs in place to monitor and mitigate the associated risks, such programs may not be effective in reducing our credit risks.

Our 10 largest customers accounted for approximately 64% of our net sales in 2003, and approximately 65% of our net sales in 2004. Our OEM customers often direct a significant portion of their purchases through a relatively limited number of EMS companies. Our contractual relationship is typically with the EMS companies, who are obligated to pay us for our products. Because we expect our OEM customers to continue to direct our sales to EMS companies, we expect to continue to be subject to the credit risk of a limited number of customers. This concentration of customers exposes us to increased credit risks. If one or more of our significant customers were to become insolvent or were otherwise unable to pay us, our results of operations would be harmed.

Some of our customers are EMS companies located abroad. Our exposure has increased as these foreign customers continue to expand. Our foreign sales are denominated in U.S. dollars, and are typically on the same "open credit" basis and terms described above. Our foreign receivables are expected to continue to grow as a percentage of our total receivables. We do not utilize credit insurance as a risk management tool.

We have expanded our operations through acquisitions, and we may have trouble integrating acquisitions. Acquisitions involve numerous risks.

As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions of businesses, technologies, assets, or product lines that complement or expand our existing business. We currently have no commitments or agreements to acquire any business. Our existing credit facility restricts our ability to acquire the assets or business of other companies and, accordingly, will require us to obtain the consent of our lenders and could require us to pay significant fees, become subject to reduced liquidity, or become subject to additional or more restrictive covenants in order to consummate such acquisitions.

Consequently, we may not be able to identify suitable acquisition candidates or finance and complete transactions that we choose to pursue.

Our acquisition of companies and businesses and expansion of operations involve risks, including the following:

- the potential inability to identify assets best suited to our business plan;
- the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale, or other expected value;
- diversion of management's attention from normal daily operations of the business;
- difficulties in managing production and coordinating operations at new sites;
- the potential inability to retain existing customers of acquired companies when we desire to do so;
- insufficient revenues to offset increased expenses associated with acquisitions;
- the potential need to restructure, modify, or terminate customer relationships of the acquired company;
- an increased concentration of business from existing or new customers; and
- the potential loss of key employees of acquired operations.

Acquisitions may cause us to:

- issue common stock that would dilute our current shareholders' percentage ownership;
- assume liabilities;
- record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;
- enter markets in which we have limited or no prior experience;
- incur amortization expenses related to certain intangible assets;
- incur large and immediate write-offs;
- incur costs, whether or not a proposed acquisition is consummated;
- incur unanticipated costs; or
- become subject to litigation and environmental issues.

Acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not harm our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, product enhancements may not be made in a timely fashion. In addition, unforeseen issues might arise with respect to such products after the acquisition.

We rely on suppliers for the timely delivery of raw materials used in manufacturing our printed circuit boards, and an increase in industry demand or the presence of a shortage for these raw materials may increase the price of these raw materials and reduce our gross margins. If a raw material supplier fails to satisfy our product quality standards, it could harm our customer relationships.

To manufacture printed circuit boards, we use raw materials such as laminated layers of fiberglass, copper foil, chemical solutions, and other commodity products, which we order from our suppliers.

Although we have preferred suppliers for most of these raw materials, the materials we use are generally readily available in the open market, and numerous other potential suppliers exist. However, from time to time, we may experience increases in raw material prices, based on demand trends, which can negatively affect our gross margins. For example, we experienced a laminate price increase on October 1, 2004, due to growing demand. Laminates are a critical raw material for our printed circuit boards. Higher laminate prices were responsible for an approximate one percentage point decline in our gross margins in the fourth fiscal quarter 2004. Furthermore, if a raw material supplier fails to satisfy our product quality standards, it could harm our customer relationships. Suppliers may from time to time extend lead times, limit supplies, or increase prices, due to capacity constraints or other factors, which could harm our ability to deliver our products on a timely basis.

If we are unable to respond to rapid technological change and process development, we may not be able to compete effectively.

The market for our manufacturing services is characterized by rapidly changing technology and continual implementation of new production processes. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to manufacture products that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain our technological position will increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We may not be able to raise additional funds in order to respond to technological changes as quickly as our competitors.

In addition, the printed circuit board industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. We may not respond effectively to the technological requirements of the changing market. If we need new technologies and equipment to remain competitive, the development, acquisition, and implementation of those technologies and equipment may require us to make significant capital investments.

Competition in the printed circuit board market is intense, and we could lose market share if we are unable to maintain our current competitive position in end markets using our quick-turn, high technology and high-mix manufacturing services.

The printed circuit board industry is intensely competitive, highly fragmented, and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins, and loss of market share. Our principal domestic competitors include DDi, Endicott Interconnect Technologies, Merix, Sanmina-SCI, and Tyco. In addition, we increasingly compete on an international basis, and new and emerging technologies may result in new competitors entering our markets.

Many of our competitors and potential competitors have a number of significant advantages over us, including:

- greater financial and manufacturing resources that can be devoted to the development, production, and sale of their products;
- more established and broader sales and marketing channels;
- more manufacturing facilities worldwide, some of which are closer in proximity to OEMs;
- manufacturing facilities that are located in countries with lower production costs;
- ability to add additional capacity faster or more efficiently;
- preferred vendor status with existing and potential customers;

- greater name recognition; and
- larger customer bases.

In addition, these competitors may respond more quickly to new or emerging technologies, or adapt more quickly to changes in customer requirements, and devote greater resources to the development, promotion, and sale of their products than we do. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our strategy of providing quick-turn services, an integrated manufacturing solution, and responsive customer service may take on reduced importance to our customers. As a result, we may need to compete more on the basis of price, which could cause our margins to decline. Periodically, printed circuit board manufacturers experience overcapacity. Overcapacity, combined with weakness in demand for electronic products, results in increased competition and price erosion for printed circuit boards.

Our quarterly results of operations are often subject to demand fluctuations and seasonality. With a high level of fixed operating costs, even small revenue shortfalls would decrease our gross margins and potentially cause the trading price of our common stock to decline.

Our quarterly results of operations fluctuate for a variety of reasons, including:

- timing of orders from and shipments to major customers;
- the levels at which we utilize our manufacturing capacity;
- price competition;
- changes in our mix of revenues generated from quick-turn versus standard delivery time services;
- expenditures or write-offs, including those related to acquisitions, facility restructurings, or asset impairments; and
- expenses relating to expanding existing manufacturing facilities.

A significant portion of our operating expenses is relatively fixed in nature, and planned expenditures are based in part on anticipated orders. Accordingly, unexpected revenue shortfalls may decrease our gross margins. In addition, we have experienced sales fluctuations due to seasonal patterns in the capital budgeting and purchasing cycles, as well as inventory management practices of our customers and the end markets we serve. In particular, the seasonality of the computer industry and quick-turn ordering patterns affect the overall printed circuit board industry. These seasonal trends have caused fluctuations in our quarterly operating results in the past and may continue to do so in the future. Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock would likely decline.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our customers that could decrease revenues and harm our operating results.

We sell to customers on a purchase order basis rather than pursuant to long-term contracts. Our quick-turn orders are subject to particularly short lead times. Consequently, our net sales are subject to short-term variability in demand by our customers. Customers submitting purchase orders may cancel, reduce, or delay their orders for a variety of reasons. The level and timing of orders placed by our customers may vary, due to:

- customer attempts to manage inventory;

- changes in customers' manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of printed circuit board manufacturers used or to manufacture its own products internally;
- variation in demand for our customers' products; and
- changes in new product introductions.

We have periodically experienced terminations, reductions, and delays in our customers' orders. Further terminations, reductions, or delays in our customers' orders could harm our business, results of operations, and financial condition.

The increasing prominence of EMS providers in the printed circuit board industry could reduce our gross margins, potential sales, and customers.

Our sales to EMS providers increased from approximately 61% of our net sales in 2003 to approximately 72% of our net sales in 2004. EMS providers source on a global basis to a greater extent than OEMs. The growth of EMS providers increases the purchasing power of such providers and could result in increased price competition or the loss of existing OEM customers. In addition, some EMS providers, including some of our customers, have the ability to directly manufacture printed circuit boards. If a significant number of our other EMS customers were to acquire the ability to directly manufacture printed circuit boards, our customer base might shrink, and our business and sales might decline substantially. Moreover, if any of our OEM customers outsource the production of printed circuit boards to these EMS providers, our business, results of operations, and financial condition may be harmed.

If we were to increase our amortization of definite-lived intangible assets as a result of additional acquisitions, our earnings could be negatively affected. Similarly, if we were to revalue our existing intangible assets downward, our operating results would be harmed.

As of December 31, 2004, our consolidated balance sheet reflected $74.8 million of goodwill and intangible assets. We evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill and intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our goodwill and intangible assets, which could harm our results during the periods in which such a reduction is recognized. Our goodwill and intangible assets may increase in future periods if we consummate other acquisitions. Amortization or impairment of these additional intangibles would, in turn, harm our earnings.

Damage to our manufacturing facilities could increase our costs of doing business and adversely affect our ability to deliver our manufacturing services on a timely basis.

We have three manufacturing facilities, which are located in Chippewa Falls, Wisconsin; Redmond, Washington; and Santa Ana, California. The destruction or closure of any of our manufacturing facilities for a significant period of time as a result of fire; explosion; blizzard; act of war or terrorism; or flood, tornado, earthquake, lightning, or other natural disaster could increase our costs of doing business and harm our ability to deliver our manufacturing services on a timely basis and, consequently, our operating results.

Our manufacturing processes depend on the collective industry experience of our employees. If these employees were to leave us, our manufacturing processes might suffer and we might not be able to compete effectively.

We have limited patent or trade secret protection for our manufacturing processes. We rely on the collective experience of our employees in the manufacturing processes to ensure we continuously evaluate and adopt new technologies in our industry. Although we are not dependent on any one employee or a small number of employees, if a significant number of our employees involved in our manufacturing processes were to leave our employment, and we were not able to replace these people with new employees with comparable experience, our manufacturing processes might suffer as we might be unable to keep up with innovations in the industry. As a result, we may lose our ability to continue to compete effectively.

We may be exposed to intellectual property infringement claims by third parties that could be costly to defend, could divert management's attention and resources, and if successful, could result in liability.

We could be subject to legal proceedings and claims for alleged infringement by us of third-party proprietary rights, such as patents, from time to time in the ordinary course of business. It is possible that the circuit board designs and other specifications supplied to us by our customers might infringe on the patents or other intellectual property rights of third parties, in which case our manufacture of printed circuit boards according to such designs and specifications could expose us to legal proceedings for allegedly aiding and abetting the violation, as well as to potential liability for the infringement. If we did not prevail in any litigation as a result of any such allegations, our business could be harmed.

Our business may suffer if any of our key senior executives discontinues employment with us or if we are unable to recruit and retain highly skilled engineering and sales staff.

Our future success depends to a large extent on the services of our key managerial employees. We may not be able to retain our executive officers and key personnel or attract additional qualified management in the future. Our business also depends on our continuing ability to recruit, train, and retain highly qualified employees, particularly engineering and sales and marketing personnel. The competition for these employees is intense, and the loss of these employees could harm our business. Further, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and liability claims against us.

We manufacture products to our customers' specifications, which are highly complex and may contain design or manufacturing errors or failures, despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing, or materials failure or error, may result in delayed shipments, customer dissatisfaction, a reduction or cancellation of purchase orders, or liability claims against us. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Our sales mix has shifted towards standard delivery time products, which have larger production runs, thereby increasing our exposure to these types of defects. Since our products are used in products that are integral to our customers' businesses, errors, defects, or other performance problems could result in financial or other damages to our customers beyond the cost of the printed circuit board, for which we may be liable. Although our invoices and sales arrangements generally contain provisions designed to limit our exposure to product liability and related claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against us, even if it were unsuccessful, would be time consuming and costly to defend.

Our failure to comply with the requirements of environmental laws could result in fines and revocation of permits necessary to our manufacturing processes.

Our operations are regulated under a number of federal, state, and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the

Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because our manufacturing processes use and generate materials classified as hazardous, such as ammoniacal etching solutions, copper, and nickel. Because we use hazardous materials and generate hazardous wastes in our manufacturing processes, we may be subject to potential financial liability for costs associated with the investigation and remediation of our own sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, metal stripping solutions, and hydrochloric acid solution containing palladium; waste water, which contains heavy metals, acids, cleaners, and conditioners; and filter cake from equipment used for on-site waste treatment. We believe that our operations substantially comply with all applicable environmental laws. However, any material violations of environmental laws by us could subject us to revocation of our effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, and harm our business, results of operations, and financial condition. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend.

Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. We operate in environmentally sensitive locations, and we are subject to potentially conflicting and changing regulatory agendas of political, business, and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling, or disposal might require a high level of unplanned capital investment and/or relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, results of operations, and financial condition.

If our net earnings do not continue to recover, or we are not able to predict with a reasonable degree of probability that they will continue, we may have to record an additional valuation allowance against our net deferred tax assets.

As of December 31, 2004, we had deferred tax assets of approximately $9.1 million, which is net of a valuation allowance of $14.5 million. If we should determine that it is more likely than not that we will not generate taxable income in sufficient amounts to be able to use our net deferred tax assets, we would be required to increase our current valuation allowance against these deferred tax assets. This would result in an additional income tax provision and a deterioration of our results of operations. Based on our forecast for future earnings, we believe we will utilize the deferred tax asset in future periods. However, if our estimates of future earnings are lower than expected, we may record a higher income tax provision due to a write down of our net deferred tax assets, which would reduce our earnings per share.

ITEM 2. PROPERTIES

The following describes our principal manufacturing facilities.

Location	Square Feet	Primary Use	Secondary Use
Santa Ana, CA	98,000	Prototype	Ramp-to-volume
Redmond, WA	102,200	Ramp-to-volume	High-mix and prototype
Chippewa Falls, WI	280,400	High technology	High-mix and prototype

We own all of our manufacturing and administrative office facilities. Our owned facilities are subject to mortgages under our senior credit facility. The former manufacturing facility in Burlington, Washington was sold in the fourth quarter of 2004. We also lease a sales office in Hopkins, Minnesota. This sales office contains approximately 8,700 square feet and the lease expires in March 2007.

ITEM 3. LEGAL PROCEEDINGS

From time to time we may become a party to various legal proceedings arising in the ordinary course of our business. There can be no assurance that we will prevail in any such litigation.

We were advised that we have been added as a defendant in a patent infringement lawsuit filed in 2001 in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that we have infringed certain “bar code,” “machine vision” and other patents owned by the plaintiff and seeks injunctive relief, damages for the alleged infringements and payment of the plaintiff's attorneys' fees. In March 2002, the lawsuit was stayed pending the outcome of *Symbol Technologies, et al. v. Lemelson* in the U.S. District Court for the District Court of Nevada, in which a declaratory relief suit filed by certain manufacturers challenged the validity, enforceability and infringement of Lemelson's “bar code” and “machine vision” patents. As a result of the stay, we have not filed an answer to the complaint nor has any discovery been conducted. In January 2004, the Nevada court found the Lemelson patents, including those patents asserted by the Lemelson Foundation against us in the Arizona case, to be invalid, not infringed and unenforceable. The Lemelson Foundation has the right to appeal the Nevada court's judgment. Although the ultimate outcome of this matter is not currently determinable, we believe we have meritorious defenses to these allegations and do not expect this litigation to materially impact our business, results of operations or financial condition. However, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect on our results of operations for any quarter.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We held our 2004 annual meeting of shareholders on October 29, 2004. At the meeting, our shareholders approved (1) our Amended and Restated Management Stock Option Plan for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and (2) the re-election of James K. Bass, Thomas T. Edman and Robert E. Klatell to the Company's Board of Directors to serve as directors until their successors are elected and qualified.

The tabulation of votes on these matters is as follows:

Approval of Amended and Restated Management Stock Option Plan

For	Against	Abstain	Broker Non-Votes
32,947,757	1,163,124	11,272	4,016,042

Re-election of Directors

Name	For	Withheld
James K. Bass	36,543,421	1,594,774
Thomas T. Edman	35,958,673	2,179,522
Robert E. Klatell	37,078,329	1,059,866

The terms of the following four directors are also continuing: Kenton K. Alder, Richard P. Beck, Jeffrey W. Goettman and John G. Mayer. Michael E. Moran resigned from the Company's Board of Directors in December 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been listed on the Nasdaq National Market under the symbol "TTMI" since September 21, 2000. The following table sets forth the quarterly high and low closing prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low
2004:		
First Quarter	$20.36	$11.46
Second Quarter	$14.34	$10.03
Third Quarter	$12.25	$ 8.46
Fourth Quarter	$12.92	$ 8.96
2003:		
First Quarter	$ 5.90	$ 3.13
Second Quarter	$ 5.24	$ 3.49
Third Quarter	$13.99	$ 4.78
Fourth Quarter	$18.31	$13.30

As of March 1, 2005, there were approximately 375 holders of record of our common stock. The closing sale price of our common stock on the Nasdaq National Market on March 1, 2005 was $11.00 per share.

We did not declare or pay any dividends in 2000, 2001, 2002, 2003 or 2004 and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our senior credit facility prohibits the payment of dividends. We presently intend to retain any future earnings to finance future operations and the expansion of our business.

ITEM 6. SELECTED FINANCIAL DATA

The selected historical financial data presented below are derived from our consolidated financial statements. The selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this report.

	Year Ended December 31,				
	2000	2001	2002(1)	2003(1)	2004
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$203,729	$128,989	$88,989	$180,317	$240,650
Cost of goods sold	127,137	92,235	78,456	145,694	172,103
Gross profit	76,592	36,754	10,533	34,623	68,547
Operating expenses:					
Selling and marketing	10,156	7,272	6,447	10,858	12,032
General and administrative	8,305	5,435	5,519	11,696	13,223
Amortization of intangibles(2)	4,810	4,808	1,202	1,202	1,202
Restructuring charges(3)	—	—	3,859	649	855
Amortization of deferred retention bonus	5,470	—	—	—	—
Management fees	2,150	—	—	—	—
Total operating expenses	30,891	17,515	17,027	24,405	27,312
Operating income (loss)	45,701	19,239	(6,494)	10,218	41,235
Other income (expense):					
Interest expense	(12,176)	(2,644)	(1,084)	(583)	(367)
Amortization of debt issuance costs	(742)	(41)	(105)	(97)	(148)
Interest income and other, net	181	629	694	352	793
Loss on early extinguishments of debt	(9,930)	—	—	—	—
Income (loss) before income taxes and extraordinary item	23,034	17,183	(6,989)	9,890	41,513
Income tax (provision) benefit	5,038	(6,189)	2,278	(3,901)	(13,183)
Income (loss) before extraordinary item	28,072	10,994	(4,711)	5,989	28,330
Extraordinary gain	—	—	6,296	1,453	—
Net income	$ 28,072	$ 10,994	$ 1,585	$ 7,442	$ 28,330
Income (loss) per common share, before extraordinary item:					
Basic	$ 0.88	$ 0.29	$ (0.12)	$ 0.15	$ 0.69
Diluted	$ 0.82	$ 0.28	$ (0.12)	$ 0.15	$ 0.68
Income per common share:					
Basic	$ 0.88	$ 0.29	$ 0.04	$ 0.19	$ 0.69
Diluted	$ 0.82	$ 0.28	$ 0.04	$ 0.18	$ 0.68
Weighted average common shares:					
Basic	31,919	37,482	39,511	39,993	40,780
Diluted	34,166	38,899	39,511	41,123	41,868
Other Financial Data:					
Depreciation of property, plant and equipment	$ 5,500	$ 8,294	$ 8,761	$ 7,774	$ 8,213
Non-cash restructuring charges for impairment of building and equipment	—	—	1,838	446	855
Non-cash interest expense imputed on debt	476	—	—	—	—

(1) Our results for the year ended December 31, 2002 include only six days of activity of Advanced Circuits, Inc., which we acquired on December 26, 2002. A full year of activity at this subsidiary is included in our results for the year ended December 31, 2003. In both 2002 and 2003, we recorded extraordinary gains related to this acquisition. See Note 3 to our consolidated financial statements included herein.

(2) In 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Intangible Assets" and ceased amortizing goodwill. Our expense in 2002, 2003 and 2004 reflects amortization of intangibles related to our acquisition of Power Circuits in July 1999.

(3) We recorded restructuring charges in 2002, 2003 and 2004 related to the closure of our Burlington, Washington, facility and sale of the building. The charge in 2002 is composed primarily of severance expense and other cash exit costs as well as non-cash expenses to write down the value of the building and equipment held for sale. The charges in 2003 and 2004 were to further write down the value of the building and equipment. See Note 4 to our consolidated financial statements included herein.

	As of December 31,				
	2000	2001	2002	2003	2004
			(In thousands)		
Consolidated Balance Sheet Data:					
Working capital	$ 22,186	$ 29,099	$ 40,405	$ 52,352	$ 82,645
Total assets	202,133	193,076	197,506	205,857	235,770
Long-term debt, including current maturities	43,312	32,625	10,000	7,777	—
Shareholders' equity	137,742	150,079	167,426	178,327	211,626

	Year Ended December 31,				
	2000	2001	2002	2003	2004
			(In thousands)		
Supplemental Data:					
EBITDA(1)	$ 46,262	$ 32,970	$10,459	$ 21,057	$51,560
Cash flows from operating activities	43,692	38,245	10,011	18,582	48,810
Cash flows from investing activities	(24,079)	(30,176)	(7,017)	(13,181)	(9,276)
Cash flows from financing activities	(11,635)	(9,873)	(7,105)	863	(5,989)

(1) "EBITDA" means earnings before interest expense, income taxes, depreciation and amortization. We present EBITDA to enhance the understanding of our operating results. EBITDA is a key measure we use to evaluate our operations. In addition, we provide our EBITDA because we believe that investors and securities analysts will find EBITDA to be a useful measure for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. The following provides a reconciliation of EBITDA to the financial information in our consolidated statement of operations:

	Year Ended December 31,				
	2000	2001	2002	2003	2004
			(In thousands)		
Net income (loss)	$28,072	$10,994	$ 1,585	$ 7,442	$28,330
Add back items:					
Income taxes	(5,038)	6,189	(2,278)	3,901	13,183
Interest expense	12,176	2,644	1,084	583	367
Amortization of debt issuance costs	742	41	105	97	148
Depreciation of property, plant and equipment	5,500	8,294	8,761	7,774	8,213
Amortization of intangibles	4,810	4,808	1,202	1,260	1,319
Total	18,190	21,976	8,874	13,615	23,230
EBITDA	$46,262	$32,970	$10,459	$21,057	$51,560

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a one-stop provider of time-critical and technologically complex, multilayer printed circuit boards, which serve as the foundation of sophisticated electronic products. We serve high-end commercial markets—including networking/communications infrastructure, high-end computing and industrial/medical—which are characterized by high levels of complexity, short product life cycles and moderate production volumes. Our customers include OEMs and EMS companies. Our time-to-market and high technology focused manufacturing services enable our customers to reduce the time required to develop new products and bring them to market.

The market for our products experienced a sustained downturn during 2001 and 2002, due to the economic slowdown in the electronics industry. During this period, we reduced our work force and focused on cost reduction by improving the efficiency of our operations and negotiating lower prices on key supplies from our vendors. Throughout this period, we generated positive cash flow from operations, added new customers, and continued to invest in our future growth, adding capital equipment and acquiring Advanced Circuits in December 2002. During 2003, we generated increased sales due to the inclusion of Advanced Circuits, market share gains, and the improving economic conditions in our customers' end markets. Our gross profit margin also increased from 2002 to 2003, due to our improved operating leverage as costs that are largely fixed in nature, such as labor, were absorbed over greater production volume. Market conditions continued to improve in 2004, resulting in further revenue growth and expanded gross margins.

We manufacture printed circuit boards at three specialized and integrated facilities in the United States. Our facility in Santa Ana, California, specializes in quick-turn work, which has delivery times of ten days or less and is characterized by small volumes of printed circuit boards. Our Chippewa Falls, Wisconsin, facility focuses on higher-volume production runs of technologically complex multilayer printed circuit boards with average lead times of two to ten weeks. Our Redmond, Washington, facility focuses on mid-volume production of standard lead-time printed circuit boards. Although our facilities are specialized, we are able to transfer work among our plants to maximize production during periods of peak demand.

In response to increased customer demand and higher capacity utilization rates, in February 2004, our board of directors approved a plan to significantly expand production capacity at our Chippewa Falls, Wisconsin, facility. Chippewa Falls is our largest facility and serves the high-end, complex technology needs of some of our largest and most sophisticated commercial customers. The plan included a two-phase expansion, enabling us to incrementally match our capital expenditures with demand and market conditions. Together, the two phases of the plan represent an 85% increase in production capacity. All capacity increases described in phases one and two, below, represent cumulative increases from capacity levels as of the first quarter of 2004.

At year end 2004, we completed phase one, which featured the construction of a 47,000 square foot addition and the purchase of capital equipment. The expansion increased physical capacity by approximately 55%, at a capital cost of approximately $10 million. While we realized approximately half of this capacity expansion in the second half of 2004, we expect to add employees and realize the remaining capacity over the course of 2005, as necessary, based on demand.

The second phase of the expansion plan will allow us to increase production capacity at the Chippewa Falls facility by an additional 30%, or a total of 85%, over first quarter 2004 capacity levels. We expect to accomplish this second phase through additional staffing and the purchase of approximately $4 million in capital equipment. We will proceed with phase two, as warranted, based on demand and market conditions. Once we have decided to proceed, phase two can be completed within three to six months.

We believe that our ability to expand at our existing facilities allows us to efficiently grow without having to qualify customers for, and develop management infrastructure at, a new facility. We reviewed numerous alternatives to meet our customers' needs and believe that this expansion plan provides us with a significant opportunity for growth with relatively limited risk. However, if our customers' demand for our services does not increase to anticipated levels, we may decide to scale back or delay our implementation of phase two of the expansion.

We measure customers as those companies that have placed at least two orders in the preceding 12-month period. As of December 31, 2004, we had approximately 560 customers and approximately 600 as of December 31, 2003. Sales to our 10 largest customers accounted for 65% of our net sales in 2004 and 64% of our net sales in 2003. We sell to OEMs both directly and indirectly through EMS companies. Sales attributable to our five largest OEM customers accounted for approximately 54% of our net sales in 2004.

The following table shows the percentage of our net sales attributable to each of the principal end markets we served for the periods indicated:

	Year Ended December 31,		
End Markets(1)	**2002**	**2003**	**2004**
Networking/Communication	30.6%	39.2%	42.8%
High-End Computing	14.8	34.8	30.7
Industrial/Medical	25.9	11.9	14.5
Computer Peripherals	20.4	8.9	5.5
Handheld/Cellular	3.0	2.1	2.6
Other	5.3	3.1	3.9
Total	100.0%	100.0%	100.0%

(1) Sales to EMS companies are classified by the end markets of their OEM customers.

We measure the time sensitivity of our products by tracking the quick-turn percentage of our work. We define quick-turn orders as those with delivery times of 10 days or less, which typically captures research and development, prototype, and new product introduction work, in addition to unexpected short-term demand among our customers. Generally, we quote prices after we receive the design specifications and the time and volume requirements from our customers. Our quick-turn services command a premium price as compared to standard lead time products. Quick-turn orders declined from 27% of net sales in 2003 to 23% of net sales in 2004, due to faster growth in standard lead time products. We also deliver a large percentage of compressed lead-time work with lead times of 11 to 20 days. We receive a premium price for this work as well. Purchase orders may be cancelled prior to shipment. We charge customers a fee, based on percentage completed, if an order is cancelled once it has entered production.

We recognize revenues when persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss has transferred, and collectibility is reasonably assured—generally when products are shipped to the customer. Net sales consist of gross sales less an allowance for returns, which typically has been less than 2% of gross sales. We provide our customers a limited right of return for defective printed circuit boards. We record an amount for estimated sales returns and allowances at the time of sale based on our historical results. To the extent actual returns vary from our historical experience, revisions to the allowances may be required.

Cost of goods sold consists of materials, labor, outside services, and overhead expenses incurred in the manufacture and testing of our products. Many factors affect our gross margin, including capacity utilization, product mix, production volume and yield. As of the end of 2004, we were operating at approximately 70% to 75% of our production capacity. We do not participate in any significant long-term supply contracts, and we believe there are a number of potential suppliers for the raw materials we use. We believe that our cost of goods sold will continue to fluctuate as a percentage of net sales. For example, we experienced a laminate price increase in October 2004 that was responsible for an approximate one percent decline in our gross margin in the fourth fiscal quarter 2004.

Selling and marketing expenses consist primarily of salaries and commissions paid to our internal sales force and commissions paid to independent sales representatives, salaries paid to our sales support staff as well as costs associated with marketing materials and trade shows. As general economic conditions continue to improve, we expect to receive more quick-turn orders due to increased prototype work and new product introduction among our customers. As these quick-turn sales become a higher percentage of total sales, our average commission rate is expected to increase. We generally pay higher commissions to our independent sales representatives for quick-turn work, which generally has a higher gross profit component than standard lead-time work. We expect our selling and marketing expenses to continue to fluctuate as a percentage of net sales.

General and administrative costs primarily include the salaries for executive, finance, accounting, information technologies, facilities and human resources personnel, as well as insurance expenses, expenses for accounting and legal assistance, incentive compensation expense and bad debt expense. We expect these expenses to continue to fluctuate as a percentage of net sales as we add personnel and incur additional costs related to the growth of our business and the requirements of operating as a public company.

Amortization of intangibles consists of intangible assets, which we recorded as a result of the Power Circuits acquisition in July 1999. Effective January 1, 2002, we no longer record amortization on goodwill. However, we continue to amortize our definite-lived intangible assets, which are primarily comprised of strategic customer relationships.

Our restructuring charges in 2002 relate primarily to the costs of closing our Burlington, Washington plant. The charges primarily included the costs of laying off employees and non-cash impairment charges related to the Burlington building, property and equipment. Restructuring charges in 2003 relate primarily to severance costs to consolidate overhead operations following the acquisition of Advanced Circuits in December 2002 as well as a further write down of assets held for sale. Restructuring charges in 2004 relate to the final write down of assets held for sale associated with the sale of the Burlington facility.

Our interest expense relates to our senior credit facility and our other long-term obligations.

Amortization of debt issuance costs consists of the amortization of loan origination fees and related expenses. Interest and other income consist primarily of interest received on our cash balances.

Critical Accounting Policies and Estimates

Our consolidated financial statements included in this Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies where significant judgments and estimates are made include asset valuation related to bad debts and inventory obsolescence; sales returns and allowances; impairment of long-lived assets, including goodwill and intangible assets; realizability of deferred tax assets; and self-insured medical reserves. A detailed description of these estimates and our policies to account for them is included in the notes to our consolidated financial statements in this report.

We provide customary credit terms to our customers and generally do not require collateral. We perform ongoing credit evaluations of the financial condition of our customers and maintain an allowance for doubtful accounts based upon historical collections experience and expected collectibility of accounts. Our actual bad debts may differ from our estimates.

In assessing the realization of inventories, we are required to make judgments as to future demand requirements and compare these with current and committed inventory levels. Our inventory requirements change based on our projected customer demand, which changes due to market conditions, technological and product life cycle changes and longer or shorter than expected usage periods. We maintain finished goods inventories near key customer locations in accordance with agreements. Although this inventory is typically supported by valid purchase orders, should these customers ultimately not purchase these inventories, our results of operations and financial condition would be adversely affected.

We derive revenues primarily from the sale of printed circuit boards using customer supplied engineering and design plans and recognize revenues when persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss have transferred, and collectibility is reasonably assured—generally when products are shipped to the customer. We provide our customers a limited right of return for defective printed circuit boards. We accrue an estimated amount for sales returns and allowances at the time of sale based on historical information. To the extent actual experience varies from our historical experience, revisions to the allowance may be required.

We have significant long-lived tangible and intangible assets consisting of property, plant and equipment, goodwill and definite-lived intangibles. We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In addition, we perform an impairment test related to goodwill at least annually. Our goodwill and intangibles are largely attributable to our quick-turn business. During the fourth fiscal quarter 2004, we performed an impairment assessment of our goodwill, which requires the use of a fair-value based analysis and determined that no impairment existed. At December 31, 2004, we determined that there were no events or changes in circumstances which indicated that the carrying amount of long-lived tangible assets, goodwill and definite-lived intangible assets may not be recoverable. We use an estimate of the future undiscounted net cash flows in measuring whether our long-lived tangible assets and definite-lived intangible assets are recoverable. If forecasts and assumptions used to support the realizability of our long-lived assets change in the future, significant impairment charges could result that would adversely affect our results of operations and financial condition.

Deferred income tax assets are reviewed for recoverability and valuation allowances are provided, when necessary, to reduce deferred tax assets to the amounts expected to be realized. At December 31, 2004, we have deferred income tax assets of $9.1 million, which is net of a valuation allowance of approximately $14.5 million. Should our expectations of taxable income change in future periods, it may be necessary to adjust our valuation allowance, which could affect our results of operations in the period such a determination is made. In addition, we record income tax provision or benefit during interim periods at a rate that is based on expected results for the full year. If we determine in the future that it is more likely than not that some or all of our deferred income tax assets would be realizable in an amount greater than what is already recorded, we would reverse all or a portion of valuation allowance in the period the determination is made. If future changes in market conditions cause actual results for the year to be more or less favorable than those expected, adjustments to the effective income tax rate could be required.

We are self-insured for group health insurance benefits provided to our employees, and we purchase insurance to protect against claims at the individual and aggregate level. The insurance carrier adjudicates and processes employee claims and is paid a fee for these services. We reimburse our insurance carrier for paid claims subject to variable monthly limitations. We estimate our exposure for claims incurred but not paid at the end of each reporting period and use historical information supplied by our insurance carrier and broker to estimate our liability for these claims. This liability is subject to a total limitation that varies based on employee enrollment and factors that are established at each annual contract renewal. Our actual claims experience may differ from our estimates.

In connection with our acquisition of Advanced Circuits in December 2002, we became contractually responsible for the majority of a rebate obligation to a customer. The rebate is based on a percentage of net sales to this customer. We have made estimates regarding the amount and timing of future net sales to this customer and have applied a discount factor to those estimated rebates to estimate the present value of our obligation. We have also estimated that portion of the total obligation which we believe is a current liability. Based on our future net sales experience with this customer, we may change our estimate of the portion that is a current liability.

RESULTS OF OPERATIONS

The following table sets forth statement of operations data expressed as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	88.2	80.8	71.5
Gross profit	11.8	19.2	28.5
Operating expenses:			
Selling and marketing	7.2	6.0	5.0
General and administrative	6.2	6.5	5.5
Amortization of intangibles	1.4	0.7	0.5
Restructuring charges	4.3	0.3	0.4
Total operating expenses	19.1	13.5	11.4
Operating income (loss)	(7.3)	5.7	17.1
Other income (expense):			
Interest expense	(1.2)	(0.3)	(0.1)
Amortization of debt issuance costs	(0.1)	(0.1)	(0.0)
Interest income and other, net	0.8	0.2	0.3
Income (loss) before income taxes and extraordinary item	(7.8)	5.5	17.3
Income tax (provision) benefit	2.5	(2.2)	(5.5)
Income (loss) before extraordinary item	(5.3)	3.3	11.8
Extraordinary gain	7.1	0.8	—
Net income	1.8%	4.1%	11.8%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Net sales increased $60.3 million, or 33.5%, from $180.3 million in 2003 to $240.6 million in 2004 due to increases in both price and production volume. Improving prices accounted for approximately 52% of the increase in net sales. Prices improved due to a number of factors, including a continued strengthening of the economy in 2004 and a shift in mix to higher technology products. We generally charge higher prices for printed circuit boards with time-sensitive delivery requirements, high layer counts and other high-technology features because of both the higher material content and the greater level of skill required to manufacture these boards. Increased production volume accounted for approximately 48% of the increase in net sales from 2003 to 2004. This volume increase resulted from higher demand from our customers.

Gross Profit

Cost of goods sold increased $26.4 million, or 18.1%, from $145.7 million for 2003 to $172.1million for 2004. Higher cost of goods sold resulted primarily from higher labor and materials costs associated with an increase in the number of printed circuit boards sold. As a percentage of net sales, cost of goods sold decreased from 80.8% for 2003 to 71.5% for 2004 due to greater labor and production efficiencies, lower materials costs and improved absorption of manufacturing overhead.

As a result of the foregoing, gross profit increased $33.9 million, or 98.0%, from $34.6 million for 2003 to $68.5 million for 2004. Our gross margin improved from 19.2% in 2003 to 28.5% in 2004.

The improvement in our gross margin was due largely to higher prices as well as greater labor efficiency, lower per-unit materials costs and increased absorption of fixed costs. Printed circuit board manufacturing is a multi-step process that requires a certain level of equipment and staffing for even minimal production volumes. As production increases, our employees are able to work more efficiently and produce more printed circuit boards without incurring significant cost increases, except for direct materials. However, at higher capacity utilization rates, additional employees and capital may be required. These gains in efficiency helped offset the increased costs related to our shift toward more complex work characterized by higher layer counts. Our average layer count increased from 14.3 in 2003 to 15.6 in 2004.

Operating Expenses

Sales and marketing expenses increased $1.1 million from $10.9 million, or 6.0% of net sales, for 2003 to $12.0 million, or 5.0% of net sales, for 2004. The increase in expenses resulted primarily from additional commission expense related to the increase in net sales. The decrease as a percentage of net sales resulted from improved absorption of fixed selling costs and a mix shift toward products that bear lower commissions.

General and administrative expenses increased $1.5 million from $11.7 million, or 6.5% of net sales, for 2003 to $13.2 million, or 5.5% of net sales, for 2004. The increase in expenses resulted primarily from higher incentive compensation expense, costs related to a proposed public stock offering and higher accounting and consulting fees related to compliance with Section 404 of the Sarbanes-Oxley Act, partially offset by lower insurance expense and lower legal fees. General and administrative expenses decreased as a percentage of net sales due to the relatively fixed nature of these expenses and our higher sales base.

Restructuring charges of $0.6 million recorded in 2003 related to severance and other exit costs associated with eliminating 45 positions at our Redmond, Washington, facility and an impairment for our Burlington, Washington, building. In 2004, we recorded a restructuring charge of $0.9 million to write down the value of our Burlington, Washington, building prior to selling it. There are no unutilized restructuring accruals at December 31, 2004.

Income Taxes

The provision for income taxes increased from a $3.9 million provision for 2003 to a $13.2 million provision for 2004. The increase in the income tax provision resulted primarily from higher pretax income, partially offset by a lower effective tax rate for 2004. Our effective tax rate was 39.4% in 2003, and it was

31.8% in 2004. Our effective tax rate is primarily impacted by state income taxes, which vary due to the sales and profitability mix among our facilities, as well as utilization of the federal extraterritorial income exclusion, state income tax credits and certain non-deductible items. In addition, during 2004, we decreased our valuation allowance against our deferred income tax assets and benefited our 2004 income tax provision by $2.1 million for the portion that we determined that is more likely than not to be realized. Excluding the favorable impact resulting from the decrease in valuation allowance, our effective tax rate in 2004 was 36.8%. As of December 31, 2004, our valuation allowance was approximately $14.5 million. If future changes in market conditions cause actual results for the year to be more or less favorable than those expected, the effective income tax rate could change due to changes in the mix of income, changes to income tax credits and changes to the valuation allowance.

Extraordinary Gain

In 2003, we recorded an extraordinary gain of $1.5 million after resolving contingencies concerning the fair value of assets acquired and liabilities assumed as part of our acquisition of Advanced Circuits, including the settlement of a claim for a working capital adjustment. See Note 3 to our Consolidated Condensed Financial Statements for a description of the extraordinary gain.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The full year 2003 includes the results of operations of Advanced Circuits, which was acquired in a stock purchase on December 26, 2002. Advanced Circuits' results of operations are included for six days in 2002.

Net Sales

Net sales increased 102.6% from $89.0 million in 2002 to $180.3 million in 2003 due to increases in both price and production volume. Improving prices accounted for approximately 22% of the increase in total revenue. This price improvement was due to a number of factors, including an improving economy in 2003; the shift toward end markets, such as networking and high-end computing, that are characterized by faster growth and higher prices; and the increasing complexity of our product offering. We generally charge higher prices for printed circuit boards with high layer counts and other high-technology features because of both the higher material content and the greater level of skill required to manufacture these boards accurately. Increased production volume accounted for approximately 78% of the increase in revenue from 2002 to 2003. Advanced Circuits, which we acquired in December 2002, accounted for more than one-half of our total net sales for 2003. The combined net sales of our remaining facilities declined by approximately 5% due to the closure of our Burlington, Washington plant in December 2002.

Gross Profit

Cost of goods sold increased $67.2 million, or 85.7%, from $78.5 million in 2002 to $145.7 million in 2003. Higher cost of goods sold resulted from higher labor, materials and variable overhead costs associated with an increase in the number of printed circuit boards sold. The volume of boards sold increased due to the acquisition of Advanced Circuits partially offset by lower aggregate volumes sold at our remaining facilities. In addition, a reduction in fixed costs due to the closure of our Burlington facility favorably impacted our cost structure. As a percentage of net sales, cost of goods sold decreased from 88.2% for 2002 to 80.8% for 2003 primarily due to improved absorption of manufacturing overhead and greater labor efficiency. In addition, we benefited from lower unit pricing for our direct materials, partially offset by higher direct materials costs associated with a sales mix shift towards higher layer-count boards and expenses associated with our up-front investments in 2003 in equipment, additional employees and expanded capacity at our Redmond facility. In connection with our acquisition of Advanced Circuits, no value was assigned to the acquired property and equipment and accordingly, we record no depreciation expense for these acquired assets. We expect our depreciation expense to increase in the future as a result of our Chippewa Falls facility expansion.

Expenditures for information technology salaries and expenses for 2002 have been reclassified to general and administrative expenses to conform to the presentation for 2003. This reclassification more appropriately reflects the overall corporate nature of our information technology expenses. As a percentage of net sales, the reclassification reduced cost of goods sold and increased gross profit by 1.1% in 2002.

As a result of the foregoing, gross profit increased $24.1 million, or 228.7%, from $10.5 million in 2002 to $34.6 million in 2003. Our gross margin improved to 19.2% in 2003 from 11.8% in 2002.

The improvement in our gross margin was due largely to increased absorption of fixed costs. Printed circuit board manufacturing is a multi-step process that requires a certain level of equipment and staffing for even minimal production volumes. As production increases, our employees are able to work more efficiently and produce more printed circuit boards without incurring significant cost increases. These gains in efficiency helped offset the increased costs related to our shift in 2003 toward more complex work characterized by higher layer count. Our average layer count increased from 8.6 in 2002 to 14.3 in 2003 primarily due to the acquisition of Advanced Circuits.

Operating Expenses

Sales and marketing expenses increased $4.5 million from $6.4 million, or 7.2% of net sales, in 2002 to $10.9 million, or 6.0% of net sales, in 2003. The decrease as a percentage of net sales resulted from improved absorption of fixed selling costs and a lower commission rate associated with a mix shift to more standard lead-time products due primarily to our acquisition of Advanced Circuits.

General and administrative expenses increased $6.2 million from $5.5 million, or 6.2% of net sales, in 2002 to $11.7 million, or 6.5% of net sales, in 2003. The increase in expenses as a percentage of net sales resulted primarily from higher personnel costs principally attributable to our acquisition of Advanced Circuits; higher corporate governance expenses, principally higher directors' and officers' liability insurance premiums and accounting and legal fees; increased incentive compensation expense; transition costs to integrate Advanced Circuits; an increase in the bad debt provision; and higher information technology costs. Information technology salaries and expenses for 2002 have been reclassified from cost of goods sold to general and administrative expenses to conform to the presentation for 2003.

Amortization of intangibles was for intangible assets with finite lives from the Power Circuits acquisition, which occurred in July 1999. Amortization of intangibles was $1.2 million in both 2002 and 2003.

During the second quarter of 2002, we reduced our labor force at our Burlington, Washington, facility. During the fourth quarter of 2002, we consolidated manufacturing capabilities by closing our Burlington, Washington facility to better manage and control our business. As a result, we recorded $3.9 million in total restructuring charges in 2002. These charges included the impairment of the building, property and equipment of $1.8 million, employee termination and severance of $1.5 million and other exit costs of $0.6 million associated with the facility closure. We terminated a total of 193 employees, who were primarily involved in the manufacturing process. During the first quarter of 2003, we took a $0.2 million restructuring charge for severance and other exit charges primarily in connection with the lay off of 45 employees at our Redmond, Washington facility.

During 2002, we designated building and equipment with a remaining net book value of $2.8 million as assets held for sale. During 2003, we reviewed the fair value of the remaining assets held for sale for possible impairment and recorded an additional impairment charge of $0.4 million. At December 31, 2003, the carrying value of the remaining assets held for sale was $2.3 million. These assets were stated at their estimated fair value less selling costs, and we were actively marketing the assets for sale. We sold the building in 2004. The chart below shows the additions to and utilization of the accrued restructuring charges during the years ended December 31, 2002 and 2003.

	Severance	Other Exit Charges	Impairment Charge	Total
		(in thousands)		
2002 Charge	$ 1,459	$ 562	$ 1,838	$ 3,859
Utilization	(1,134)	(358)	(1,838)	(3,330)
Accrued at December 31, 2002	325	204	—	529
2003 Charge	200	3	446	649
Utilization	(525)	(117)	(446)	(1,088)
Accrued at December 31, 2003	$ —	$ 90	$ —	$ 90

As a result of the reduction in force at our Burlington, Washington facility in the second quarter of 2002, we realized annualized cost savings of approximately $4 million beginning in the third quarter of 2002. We realized annualized cost savings of approximately $3 million beginning in the first quarter of 2003 from the closure of Burlington, Washington facility in the fourth quarter of 2002.

Income Taxes

The provision for income taxes increased by $6.2 million from a benefit of $2.3 million in 2002 to a provision of $3.9 million in 2003. The income tax benefit in 2002 resulted from a pretax loss before extraordinary item, and the income tax provision in 2003 resulted from pretax income before extraordinary item. Our effective income tax rate in 2002 was 32.6%, and it was 39.4% in 2003. Our effective income tax rate is primarily impacted by state income taxes, which vary due to the sales and profitability mix among our facilities as well as certain non-deductible items.

Extraordinary Gain

In 2003, we recorded an extraordinary gain of $1.5 million after resolving contingencies concerning the fair value of assets acquired and liabilities assumed as part of our acquisition of Advanced Circuits, including the settlement of a claim for a working capital adjustment. In 2002, we recorded an extraordinary gain of $6.3 million as part of our acquisition of Advanced Circuits. The fair value of the net assets acquired exceeded the cost to purchase Advanced Circuits, resulting in negative goodwill. In accordance with SFAS No. 141, the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets except current assets and deferred income taxes. The remaining unallocated negative goodwill was recorded as an extraordinary gain. See Note 3 to our consolidated financial statements for a description of the extraordinary gains.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by operations, proceeds from our public offerings and proceeds from employee exercises of stock options. Our principal uses of cash have been to meet debt service requirements, finance capital expenditures, fund working capital and finance mergers and acquisitions. We anticipate that these uses will continue to be the principal demands on our cash in the future. As of December 31, 2004, we had net working capital of approximately $82.6 million, compared to $52.4 million as of December 31, 2003. The increase in working capital is primarily attributable to increases in cash and cash equivalents and accounts receivable.

The following table provides information on future minimum lease payments under non-cancelable operating leases, current purchase obligation related to capital expenditures, and other long-term liabilities reflected on our balance sheet under generally accepted accounting principles as of December 31, 2004 (in thousands):

Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Operating leases	$ 488	$ 252	$236	$—	$—
Purchase obligations	2,138	2,138	—	—	—
Other long-term liabilities(1)	1,911	1,219	692	—	—
Total contractual obligations	$4,537	$3,609	$928	$—	$—

(1) Our balance sheet reflects these other long-term liabilities at their net present value.

Based on our current level of operations, we believe that cash generated from operations, available cash, and amounts available under our senior credit facility will be adequate to meet our currently anticipated capital expenditures and working capital needs for the next 12 months and beyond. Our principal liquidity needs for periods beyond the next 12 months are for other contractual obligations as indicated in our contractual obligations table above and for capital purchases under the proposed second phase of our Chippewa Falls expansion.

Net cash provided by operating activities was $48.8 million in 2004, compared to $18.6 million in 2003. Our 2004 operating cash flow of $48.8 million primarily reflects net income of $28.3 million, $9.5 million of depreciation and amortization, a $9.2 million decrease in deferred income taxes, a $3.0 million income tax benefit from stock options and a $0.9 million impairment loss on the sale of a building, partially offset by a net increase in working capital of $2.5 million, excluding cash and short-term investments.

Net cash used in investing activities was $9.3 million in 2004, compared to $13.2 million in 2003. In 2004, we made net purchases of $16.0 million of property, plant and equipment and a net reduction of $6.7 million in net short-term investments.

Net cash used in financing activities was $6.0 million in 2004, compared to $0.9 million used in financing activities in 2003. Our 2004 financing net cash flow reflects $7.8 million in principal repayments on our long-term debt partially offset by proceeds of $1.8 million from employee stock option exercises. As of December 31, 2004, we have no outstanding long-term debt obligations.

We have a committed revolving loan facility of $25.0 million with a final maturity date of September 29, 2005. We may borrow, repay and reborrow under the revolving loan facility at any time. The revolving loan bears interest at rates ranging from LIBOR plus 1.5% to 2.5% or the Alternate Base Rate (as defined in the credit agreement) plus 0.5% to 1.0%. The amount added to the LIBOR rate or the Alternate Base Rate varies depending upon the Company's leverage ratio as defined in the agreement. Our borrowings under the revolving facility are subject to a borrowing base or formula that is based on our accounts receivable and inventory. As of December 31, 2004, we had no outstanding revolving loan balances. We pay quarterly a commitment fee ranging from 0.30% to 0.45% on the unused revolving commitment amount. The credit facility is secured by substantially all of our assets and contains financial covenants customary for this type of financing. As of December 31, 2004, we were in compliance with the covenants and had $19.3 million of available borrowing capacity under our revolving loan facility.

Foreign Currency Exchange Risk

All of our sales are denominated in U.S. dollars, and as a result we have no exposure to foreign currency exchange risk with respect to sales made. We do have minimal exposure to foreign currency exchange risk with respect to salary expense for a few overseas employees.

Impact of Inflation

We believe that our results of operations are not dependent upon moderate changes in the inflation rate as we expect that we will be able to pass along component price increases to our customers.

Seasonality

We have historically experienced some seasonality in our second and third fiscal quarters in our computer peripherals and consumer electronics products.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the third fiscal quarter 2005, beginning July 5, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In March 2004, the Financial Accounting Standards Board ("FASB") approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Issue's objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position ("FSP") EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our senior credit facility bears interest at floating rates.

The revolving loan bears interest ranging from 1.5% to 2.5% per annum plus the applicable LIBOR or from 0.5% to 1.0% per annum plus the Alternate Base Rate, as defined in the agreement governing the amended and restated credit facility. A 10% change in interest rates is not expected to materially affect the interest expense to be incurred on this facility during such period. As of December 31, 2004, we have no outstanding revolving loans.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the financial statements, the report thereon, the notes thereto, and the supplementary data commencing at page F-1 of this Report, which financial statements, report, notes, and data are included herein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as specified in the SEC's rules and forms. There has been no change in our internal control over financial reporting during the three months ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting is effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page F-2 in this document.

Inherent Limitations on Effectiveness of Controls

The company's management, including the principal executive officer and principal financial officer, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

Not Applicable

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table, together with the accompanying text, presents certain information as of April 25, 2005, with respect to each of our directors and executive officers.

Name	Age	Position(s) Held With the Company
Kenton K. Alder	55	Chief Executive Officer, President and Director
James K. Bass	48	Director
Richard P. Beck	71	Director
Thomas T. Edman	42	Director
Jeffrey W. Goettman	46	Chairman and Director
Robert E. Klatell	59	Director
John G. Mayer	54	Director
Stacey M. Peterson	41	Senior Vice President, Chief Financial Officer and Secretary
O. Clay Swain	41	Senior Vice President, Sales and Marketing
Shane S. Whiteside	39	Senior Vice President and Chief Operating Officer

There are no family relationships among our executive officers or directors.

Kenton K. Alder has served as our Chief Executive Officer, President and Director since March 1999. From January 1997 to July 1998, Mr. Alder served as Vice President of Tyco Printed Circuit Group Inc., a printed circuit board manufacturer. Prior to that time, Mr. Alder served as President and Chief Executive Officer of ElectroStar, Inc., a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From January 1987 to November 1994, Mr. Alder served as President of Lundahl Astro Circuits Inc., a predecessor company to ElectroStar. Mr. Alder holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting from Utah State University.

James K. Bass has served as our Director since September 2000. Mr. Bass has been the Chief Executive Officer and a Director of Suntron Corporation, a publicly held provider of high mix electronic manufacturing services, since its incorporation in May 2001 and as Chief Executive Officer of EFTC Corporation, a subsidiary of Suntron, since July 2000. From 1996 to July 2000, Mr. Bass was a Senior Vice President of Sony Corporation. Prior to that, Mr. Bass spent 15 years in various manufacturing management positions at the aerospace group of General Electric Corporation. Mr. Bass holds a B.S.M.E. from Ohio State University. The board has determined that Mr. Bass is an independent director.

Richard P. Beck has served as our Director since February 2001. Mr. Beck is presently retired. From November 2001 to May 2002, Mr. Beck served as Senior Vice President of Advanced Energy Industries, a publicly held manufacturer of power conversion systems and integrated technology solutions. From February 1998 to November 2001, Mr. Beck served as Senior Vice President and Chief Financial Officer of Advanced Energy Industries and continues to serve as a Director of the company. From March 1992 until February 1998, Mr. Beck served as Vice President and Chief Financial Officer of Advanced Energy. From November 1987 to March 1992, Mr. Beck served as Executive Vice President and Chief Financial Officer for Cimage Corporation, a computer software company. Mr. Beck is also Chairman of the Board, chairman of the audit committee, and serves on the compensation committee of Applied Films Corporation, a publicly held manufacturer of flat panel display equipment. Mr. Beck holds a Bachelor of Science in Accounting and Finance and a Master of Business Administration from Babson College. The board has determined that Mr. Beck is an independent director and an "audit committee financial expert" as described in applicable SEC rules.

Thomas T. Edman has served as our Director since September 2004. Mr. Edman has been employed by Applied Films Corporation since June 1996 and has served as its President and Chief Executive Officer since May 1998. From June 1996 until May 1998, Mr. Edman served as Chief Operating Officer and Executive Vice President of Applied Films. From 1993 until joining Applied Films, he served as General Manager of the High Performance Materials Division of Marubeni Specialty Chemicals, Inc., a subsidiary of a major Japanese trading corporation. Mr. Edman serves on the board of directors of Applied Films. Mr. Edman also serves on the national board of directors of the American Electronics Association, a professional trade organization, and is chairman of its audit committee. He also serves on the Governing Board of the USDC (United States Display Consortium). Mr. Edman holds a Bachelor of Arts degree in East Asian studies (Japan) from Yale University and a Master's degree in Business Administration from The Wharton School at the University of Pennsylvania. The board has determined that Mr. Edman is an independent director.

Jeffrey W. Goettman has served as our Chairman and Director since January 1999. Mr. Goettman has been a Managing Partner of Thayer Capital Partners, a private equity investment company, since April 2001. Mr. Goettman joined Thayer Capital Partners in February 1998. Prior to that time, Mr. Goettman served as a Managing Director and founder of the Electronics Manufacturing Services Group at Robertson Stephens & Co. Inc., an investment bank, from February 1994 to February 1998. In addition, Mr. Goettman has been the Chairman of the Board of Suntron Corporation since May 2001. Mr. Goettman holds a Bachelor of Science from Duke University and a Master of Business Administration from the Stanford University Graduate School of Business.

Robert E. Klatell has served as our Director since September 2004. Mr. Klatell served as a consultant to Arrow Electronics, Inc. from January 2004 to December 2004. Mr. Klatell served in various executive capacities at Arrow from February 1976 to December 2003, most recently as Executive Vice President from July 1995 to December 2003. Mr. Klatell is a member of the board of directors of Datascope Corp. and Mediagrif Interactive Technologies Inc. Mr. Klatell holds a Bachelor of Arts degree in History from Williams College and a Juris Doctorate from New York University Law School. The board has determined that Mr. Klatell is an independent director.

John G. Mayer has served as our Director since September 2000. Mr. Mayer is presently retired. From January 1997 to November 1999, Mr. Mayer served as Vice President of Tyco Printed Circuit Group, Inc., a printed circuit board manufacturer. Mr. Mayer served as Chief Operating Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From April 1986 to November 1994, Mr. Mayer served as President of Electro-Etch Circuits, Inc., a predecessor company to ElectroStar. Mr. Mayer holds a Bachelor of Arts in History, the Arts and Letters from Yale University and a Juris Doctorate from UCLA School of Law. The board has determined that Mr. Mayer is an independent director.

Stacey M. Peterson has served as our Senior Vice President since October 2003 and as Chief Financial Officer since February 2000. From May 1998 to February 2000, Ms. Peterson served as Business Manager for ARCO Products Company at Atlantic Richfield Company, an oil and gas company. Prior to that time, Ms. Peterson served as Chief Financial Officer, from July 1996 to May 1998, and Controller, from November 1995 to July 1996, of PayPoint Business Unit of Atlantic Richfield Company. From August 1993 to November 1995, Ms. Peterson served as Financial Advisor, Corporate Finance at Atlantic Richfield Company. Ms. Peterson holds a Bachelor of Science degree in Applied Economics and Business Management from Cornell University and a Master of Business Administration degree from the University of Pennsylvania, the Wharton School.

O. Clay Swain has served as our Senior Vice President—Sales and Marketing since October 2003, having served as our Vice President—Sales and Marketing since September 2001, our Vice President—Sales since June 2000 and as our National Sales Manager from March 2000. From July 1999 to February 2000, Mr. Swain served as General Manager of Tyco Printed Circuit Group, Logan Division, a publicly held printed circuit board manufacturing company. From January 1997 to June 1999, Mr. Swain served as Director of Sales of Tyco Printed Circuit Group. From December 1994 to December 1996, Mr. Swain served as National Sales Manager of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company. Mr. Swain holds a Bachelor of Science degree and a Master in Business Administration degree from Utah State University.

Shane S. Whiteside has served as our Senior Vice President since October 2003 and our Chief Operating Officer since December 2002. From January 2001 to November 2002, Mr. Whiteside was the Vice President of Operations—Santa Ana Division and our Director of Operations—Santa Ana Division from July 1999 to December 2000. From March 1998 to June 1999, Mr. Whiteside was the Director of Operations of Power Circuits. Prior to joining Power Circuits, Mr. Whiteside was Product Manager for Technica USA from December 1996 to March 1998 and a Technical Sales Representative from September 1993 to December 1996. Mr. Whiteside holds a Bachelor of Arts in Economics degree from the University of California at Irvine.

Audit Committee

Our board of directors has established an audit committee to review and monitor our corporate financial reporting and our external audits, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent registered public accountants, and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also consults with our management and our independent registered public accountants regarding the preparation of financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent registered public accountants. The chair of the audit committee is Mr. Richard P. Beck, and the other members of the audit committee are Messrs. James K. Bass and John G. Mayer. The board of directors has determined that each member of the audit committee is independent as described in applicable Nasdaq listing standards. The directors have also determined that Mr. Beck is an "audit committee financial expert," as defined under Item 401(h) of Regulation S-K. A copy of the audit committee's charter is publicly available on the Company's website at *www.ttmtech.com*. The audit committee met twelve times, including eight telephonic meetings, during fiscal year 2004.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers, and persons who own more than 10% of a registered class of our securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Directors, officers, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. During 2004, we believe that our directors, executive officers and 10 percent stockholders complied with all Section 16(a) filing requirements.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K. This Code of Ethics applies to our principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is publicly available on our website at *www.ttmtech.com*. If we make substantive amendments to this Code of Ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid by us for the fiscal years ended December 31, 2004, 2003, and 2002 to our Chief Executive Officer and each of our other executive officers whose total salary and bonus exceeded $100,000 in 2004.

SUMMARY COMPENSATION TABLE

					Long-Term Compensation		
	Annual Compensation				Awards	Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Options(#)	LTIP Payouts ($)	All Other Compensation ($)(2)
Kenton K. Alder	2004	292,596	324,000(3)	—	—	—	1,650
Chief Executive Officer,	2003	272,500	75,000(4)	—	210,000	—	2,411
President and Director	2002	266,442	—	—	85,000	—	1,179
Stacey M. Peterson	2004	186,230	166,250(3)	—	—	—	1,315
Senor Vice President,	2003	176,000	40,300(4)	—	110,000	—	1,218
Chief Financial Officer and Secretary	2002	175,077	—	—	61,000	—	1,931
O. Clay Swain	2004	161,714	145,250(3)	—	—	—	816
Senior Vice President,	2003	150,080	37,300(4)	—	110,000	—	—
Sales and Marketing	2002	147,366	—	—	41,000	—	—
Shane S. Whiteside	2004	218,269	185,500(3)	—	—	—	1,641
Senior Vice President,	2003	210,914	40,500(4)	—	110,000	—	1,502
and Chief Operating Officer	2002	147,366	—	—	60,000	—	1,412

(1) Except as otherwise provided in this table, no amounts for perquisites and other personal benefits received by any of the named executive officers are shown because the aggregate dollar amounts were lower than the reporting requirements established by the rules of the SEC.

(2) Represents matching contributions by us under our 401(k) plan.

(3) Represents a bonus paid in 2005 based on performance in 2004.

(4) Represents a bonus paid in 2004 based on performance in 2003.

Stock Option Grants

We did not grant any stock options in 2004 to our Chief Executive Officer nor any of our other executive officers, nor did we grant any stock appreciation rights in 2004.

Stock Option Exercises and Values for Fiscal 2004

The following table sets forth information, with respect to our executive officers named in the Summary Compensation Table, concerning options exercised in 2004 and unexercised options held by them as of the end of such fiscal year:

	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value					
			Number of Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004($)(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Kenton K. Alder	248,930	$2,304,625	375,323	239,000	$2,244,652	$350,190
Stacey M. Peterson..	60,790	$ 796,200	127,510	135,200	$ 514,511	$237,750
O. Clay Swain	44,130	612,802	157,527	125,425	$ 723,574	$151,440
Shane Whiteside....	35,200	249,892	181,801	131,125	$1,141,781	$236,760

(1) The closing sales price per share for our common stock as reported by the Nasdaq National Market on December 31, 2004, was $11.80. The option value is calculated by multiplying (a) the positive difference, if any, between $11.80 and the option exercise price by (b) the number of shares of common stock underlying the option.

Director Compensation

Our non-employee directors receive the following compensation: an annual cash retainer of $15,000 to attend four in person board meetings per year; a $500 payment per meeting; a $500 payment for each committee meeting; $500 per year for serving as a committee chairman; and reimbursement of expenses relating to the board meetings. Non-employee directors are also paid $5,000 per director for attending any "special" committee set up to represent the interests of the minority shareholders.

Upon election, each non-employee director receives an option to purchase 20,000 shares of our Common Stock. At each annual meeting of stockholders, each non-employee director, who has served as a director for the previous six months, receives an option to purchase 4,000 shares of our Common Stock. The options provided to the non-employee directors expire on the grant date's 10th anniversary and vest over a five-year period.

Employment Agreements and Change of Control Arrangements

Stacey M. Peterson. In February 2000, we entered into a letter agreement with Stacey M. Peterson, our Chief Financial Officer. Pursuant to the agreement, Ms. Peterson receives an annual salary of $160,000 and is eligible to participate in our incentive cash compensation plan with a bonus of up to 50% of her base salary. In addition, Ms. Peterson received options to purchase 125,400 shares of our common stock at an exercise price of $2.63 per share under our management stock option plan. These options are now fully vested. If Ms. Peterson is terminated without cause, she will receive salary continuation for six months.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2004, our compensation committee consisted of Messrs. Goettman, Mayer, and Moran. None of these individuals had any contractual or other relationships with us during such fiscal year except as directors. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount of each class of common stock beneficially owned as of March 31, 2005, by (a) each of our current directors, (b) each of our current executive officers, (c) all of our current directors and current executive officers as a group, and (d) each person known by us to own beneficially more than five percent of our outstanding common stock.

Name of Beneficial Owner	Shares Beneficially Owned	
	Number(1)	Percent(2)
Directors and Executive Officers:		
Kenton K. Alder(3)	349,823	*
Jeffrey W. Goettman	—	*
Stacey M. Peterson(4)	94,810	*
O. Clay Swain(5)	145,927	*
Shane S. Whiteside(6)	205,801	*
James K. Bass(7)	16,000	*
Richard P. Beck(7)	21,000	*
Thomas T. Edman	—	*
Robert E. Klatell	—	*
John G. Mayer(7)	16,000	*
All directors and executive officers as a group (10 persons)(8)	849,361	2.1%
5% Stockholders :		
AXA Financial, Inc.(9)	3,148,950	7.6%
Royce & Associates, LLC(10)	4,623,700	11.2%
Lazard Asset Management LLC(11)	2,436,805	5.9%
JPMorgan Chase & Co.(12)	2,119,820	5.1%

* Represents less than 1% of our outstanding common stock.

(1) Except as otherwise indicated, the address of each person listed on the table is 2630 S. Harbor Blvd, Santa Ana, CA, 92704.

(2) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2005, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is based on 41,196,643 shares of our common stock outstanding as of March 31, 2005.

(3) Includes 1,500 shares held by Mr. Alder's children and 271,354 shares issuable upon exercise of options within 60 days of March 31, 2005.

(4) Includes 94,810 shares issuable upon exercise of options within 60 days of March 31, 2005.

(5) Includes 144,927 shares issuable upon exercise of options within 60 days of March 31, 2005.

(6) Includes 185,801 shares issuable upon exercise of options within 60 days of March 31, 2005.

(7) Includes 16,000 shares issuable upon exercise of options within 60 days of March 31, 2005.

(8) Includes 744,892 shares issuable upon exercise of options within 60 days of March 31, 2005.

(9) Based on a Schedule 13G/A jointly filed on February 14, 2005 with the SEC by the following: (i) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA Courtage Assurance Mutuelle as a group (collectively, "Mutuelles AXA"), (ii) AXA, including AXA Rosenberg Investment Management LLC, an AXA entity, and (iii) AXA Financial, Inc., including its subsidiaries Alliance Capital Management L.P. and AXA Equitable Life Insurance Company. Mutuelles AXA own AXA, which in turn owns AXA Financial, Inc. Mutuelles AXA as a group act as a parent holding company to AXA, AXA Rosenberg Investment Management LLC, AXA Financial, Inc., Alliance Capital Management L.P., and AXA Equitable Life Insurance Company. AXA acts as a parent holding company to AXA Rosenberg Investment Management LLC. AXA Financial, Inc. acts as parent holding company to Alliance Capital Management L.P., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and AXA Equitable Life Insurance Company, an insurance company and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The 3,148,950 shares beneficially owned by Mutuelles AXA and AXA reflect 298,950 shares owned by AXA Rosenberg Investment Management LLC, 2,322,250 shares acquired by Alliance Capital Management L.P. on behalf of client discretionary investment advisory accounts, and 527,750 shares acquired by AXA Equitable Life Insurance Company. The address for AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.

(10) Based on Schedule 13G/A filed on February 3, 2005 with the SEC by Royce & Associates, LLC ("Royce"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The address for Royce is 1414 Avenue of the Americas, New York, New York 10019.

(11) Based on Schedule 13G filed on February 14, 2005 with the SEC by Lazard Asset Management LLC ("Lazard"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The address for Lazard is 30 Rockefeller Plaza, New York, New York 10112.

(12) Based on Schedule 13G filed on February 11, 2005 with the SEC by JPMorgan Chase & Co. ("JPMorgan"), as a parent holding company to JPMorgan Chase Bank, National Association, J.P. Morgan Investment Management Inc., and Bank One Trust Co., N.A. The address for JPMorgan is 270 Park Ave., New York, New York 10017.

Equity Compensation Plan Information

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our stock option plans as of December 31, 2004.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(Excluding Securities Reflected in Column(a))
Equity Compensation Plans Approved by Stockholders . . .	2,845,397	$9.32	4,498,989
Equity Compensation Plans Not Approved by Stockholders . . .	—	—	—
Total	2,845,397	$9.32	4,498,989

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We had an agreement with TC Management, L.L.C., TC Management IV, L.L.C. and Brockway Moran & Partners Management, L.P. (collectively, "the Equity Sponsors"), entities owned by certain of our shareholders, which obligated us to pay these entities a financial advisory fee of 1.5% of the first $50,000,000 of the proceeds or value of any transaction with respect to which the three entities rendered financial advisory services, and 1% of any amount of proceeds or value in excess of $50,000,000 until such time as these entities and their affiliates, on a combined basis, owned less than 25% of our total outstanding voting capital stock.

In connection with the secondary offering in February 2002, we paid the Equity Sponsors a $258,000 financial advisory fee. In connection with the purchase of Advanced Circuits in 2002, we paid the Equity Sponsors a $500,000 financial advisory fee and $40,000 for certain out-of-pocket expenses which were accounted for as direct acquisition costs.

As a result of the secondary offering in September 2003, the Equity Sponsors and their affiliates no longer owned 25% of our total outstanding voting capital stock, and we were no longer obligated to pay the financial advisory fee previously discussed.

In connection with a secondary offering declared effective in June 2004 and completed in December 2004, we incurred $339,000 of offering-related expenses reflected within general and administrative expense. We did not sell shares in this offering but incurred these expenses pursuant to a registration rights agreement between the Equity Sponsors and us. Upon the completion of this offering in December 2004, the Equity Sponsors no longer have any equity interest in us and the management agreement has terminated.

We also had a consulting and management services agreement with Pyxis Partnership, an entity controlled by Kenneth L. Shirley, one of our directors through November 2002. Pyxis provided certain management and consulting services typical of those provided by a Chief Operating Officer. These services were rendered on behalf of Pyxis primarily by Mr. Shirley. During 2002, we paid Pyxis approximately $168,000 for these services.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP served as our independent registered public accountants for the year ended December 31, 2004 and will serve in that capacity for the 2005 fiscal year.

Fees Charged by Independent Registered Public Accountants

The following is a summary of fees, all of which were approved by the audit committee, billed by KPMG LLP for audit and other professional services during the period from January 1, 2003 through December 31, 2004:

	2003	2004
Audit fees	$500,000	$1,156,000
Audit-related fees	—	—
Tax fees	63,000	86,000
All other fees	—	—
Total	$563,000	$1,242,000

"Audit fees" are fees that TTM paid to KPMG for the audits of annual financial statements and management's assessment of internal control over financial reporting included in the Form 10-K, reviews of financial statements included in the Forms 10-Q and fees related to public offering filings. "Tax fees" include tax return preparation and consultation on various tax issues.

Pre-Approval Policy for Independent Registered Public Accountant's Fees

In 2003, our Audit Committee adopted a formal policy concerning pre-approval of audit and non-audit services to be provided by our independent registered public accountants. The policy requires that all proposed services to be provided by KPMG LLP must be pre-approved by the audit committee before any services are performed. This policy includes all audit, tax and consulting services that KPMG LLP may provide to the Company. In evaluating whether to engage KPMG LLP for non-audit services, our Audit Committee considers whether the performance of services other than audit services is compatible with maintaining the independence of KPMG LLP.

PART IV

ITEM 15. EXHIBITS

(a) Financial Statements and Financial Statement Schedule

(1) Financial Statements are listed in the Index to Financial Statements on page F-1 of this Report.

(2) Financial Statement Schedule:

Schedule II Valuation and Qualifying Accounts are set forth on page S-3 of this Report.

Other schedules are omitted because they are not applicable, not required, or because required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

(b) Exhibits

Exhibit Number	Exhibits
2.1	Form of Plan of Reorganization(1).
2.2	Recapitalization and Stock Purchase Agreement dated as of December 15, 1998 by and among Circuit Holdings, LLC, the Registrant and Lewis O.Coley, III, the Colleen Beckdolt Trust No. 2 and the Ian Lewis Coley Trust No. 2.(1)
2.3	Stock Purchase Agreement between Honeywell Electronic Materials, Inc. and TTM Technologies, Inc. dated as of December 24, 2002(4)
3.1	Registrant's Amended Articles of Incorporation.(1)
3.2	Registrant's Amended Bylaws.(1)
4.1	Form of Registrant's common stock certificate.(1)
10.1	Amended and Restated Credit Agreement dated as of September 29, 2000 among the Company, the Domestic Subsidiaries of the Company from time to time parties thereto, the Lender Parties thereto, First Union National Bank, as Administrative Agent, Fleet National Bank, as Syndication Agent, SunTrust Bank, as Documentation Agent, and First Union Capital Markets Corp., as Lead Arranger.(2)
10.2	First Amendment to Amended and Restated Credit Agreement dated as of October 13, 2000 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent.(2)
10.3	Second Amendment to Amended and Restated Credit Agreement dated as of December 21, 2001 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent.(3)
10.4	Consent dated December 17, 2002 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent(6)
10.5	Third Amendment to Amended and Restated Credit Agreement dated April 30, 2003 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, and the Lender Parties thereto and Wachovia Bank, as Administrative Agent.(5)
10.6	Employment Agreement dated as of August 3, 2000 between the Registrant and Kenton K. Alder.(1)

Exhibit Number	Exhibits
10.7	Offer Letter dated as of February 25, 2000 between the Registrant and Stacey M. Peterson.(1)
10.8	Amended and Restated Management Stock Option Plan.(1)
10.9	Form of Management Stock Option Agreement.(1)
10.10	Form of 2000 Equity Compensation Plan.(1)
10.11	Form of Indemnification Agreement with directors, officers and key employees.(1)
10.12	Statutory Warranty Deeds for Redmond Facility.(1)
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the Registration Statement on Form S-1 (Registration No. 333-39906) as filed with the Securities and Exchange Commission (the "Commission") and declared effective on September 20, 2000.

(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q as filed with the Commission on November 16, 2000.

(3) Incorporated by reference to the Registration Statement on Form S-3 (Registration No. 333-75796) as filed with the Commission and declared effective on February 22, 2002.

(4) Incorporated by reference to the Registrant's Form 8-K as filed with the Commission on December 27, 2002.

(5) Incorporated by reference to the Registrant's Form S-3 as filed with the Commission and declared effective on September 17, 2003.

(6) Incorporated by reference to the Registrant's Form 10-K as filed with the Commission on March 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTM TECHNOLOGIES, INC.

Date: March 15, 2005

By: /s/ KENTON K. ALDER
Kenton K. Alder
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ KENTON K. ALDER Kenton K. Alder	President, Chief Executive Officer (Principal Executive Officer), and Director	March 15, 2005
/s/ STACEY M. PETERSON Stacey M. Peterson	Chief Financial Officer, Secretary, (Principal Financial and Accounting Officer)	March 15, 2005
/s/ JEFFREY W. GOETTMAN Jeffrey W. Goettman	Chairman of the Board	March 15, 2005
/s/ ROBERT E. KLATELL Robert E. Klatell	Director	March 15, 2005
/s/ THOMAS T. EDMAN Thomas T. Edman	Director	March 15, 2005
/s/ JAMES K. BASS James K. Bass	Director	March 15, 2005
/s/ RICHARD P. BECK Richard P. Beck	Director	March 15, 2005
/s/ JOHN G. MAYER John G. Mayer	Director	March 15, 2005

(This page has been left blank intentionally.)

TTM TECHNOLOGIES, INC.

Index to Consolidated Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TTM Technologies, Inc:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that TTM Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). TTM Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that TTM Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, TTM Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TTM Technologies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Salt Lake City, Utah
March 11, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TTM Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of TTM Technologies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTM Technologies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TTM Technologies, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Salt Lake City, Utah
March 11, 2005

TTM TECHNOLOGIES, INC.

Consolidated Balance Sheets

As of December 31, 2003 and 2004

(In thousands)

	2003	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 9,643	$ 43,188
Short-term investments	22,102	15,350
Accounts receivable, net of allowances of $3,734 and $4,018, respectively	28,519	35,778
Inventories, net	8,617	8,993
Prepaid expenses and other	1,129	1,048
Assets held for sale	2,308	—
Income taxes receivable	830	157
Deferred income taxes	1,739	1,820
Total current assets	74,887	106,334
Property, plant and equipment, at cost:		
Land	4,932	4,932
Machinery and equipment	55,960	63,387
Buildings and improvements	14,316	14,429
Furniture and fixtures	409	420
Automobiles	102	80
Construction-in-process	895	9,593
	76,614	92,841
Less accumulated depreciation	(33,078)	(40,667)
Property, plant and equipment, net	43,536	52,174
Other assets:		
Debt issuance costs, net of accumulated amortization of $254 and $402, respectively	187	39
Deferred income taxes	10,343	1,051
Goodwill	63,153	63,153
Definite-lived intangibles, net of accumulated amortization of $5,424 and $6,743, respectively	12,955	11,636
Deposits and other	796	1,383
Total other assets	87,434	77,262
	$205,857	$235,770
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 4,444	$ —
Accounts payable	7,862	9,530
Accrued salaries, wages and benefits	7,964	11,629
Other accrued expenses	1,188	1,189
Income taxes payable	—	160
Current portion other long-term liabilities	1,077	1,181
Total current liabilities	22,535	23,689
Long-term debt, less current maturities	3,333	—
Other long-term liabilities, less current portion	1,662	455
Total long-term liabilities	4,995	455
Commitments and contingencies (Note 8)		
Shareholders' equity:		
Common stock, no par value; 100,000 shares authorized, 40,475 and 41,014 shares issued and outstanding, respectively	153,256	158,190
Retained earnings	25,106	53,436
Deferred stock-based compensation	(35)	—
Total shareholders' equity	178,327	211,626
	$205,857	$235,770

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2002, 2003 and 2004

(In thousands, except per share data)

	2002	2003	2004
Net sales	$88,989	$180,317	$240,650
Cost of goods sold	78,456	145,694	172,103
Gross profit	10,533	34,623	68,547
Operating expenses:			
Selling and marketing	6,447	10,858	12,032
General and administrative	5,519	11,696	13,223
Amortization of intangibles	1,202	1,202	1,202
Restructuring charges	3,859	649	855
Total operating expenses	17,027	24,405	27,312
Operating income (loss)	(6,494)	10,218	41,235
Other income (expense):			
Interest expense	(1,084)	(583)	(367)
Amortization of debt issuance costs	(105)	(97)	(148)
Interest income and other, net	694	352	793
Total other income (expense), net	(495)	(328)	278
Income (loss) before income taxes and extraordinary item	(6,989)	9,890	41,513
Income tax (provision) benefit	2,278	(3,901)	(13,183)
Income (loss) before extraordinary item	(4,711)	5,989	28,330
Extraordinary gain	6,296	1,453	—
Net income	$ 1,585	$ 7,442	$ 28,330
Basic earnings per share:			
Income (loss) before extraordinary item	$ (0.12)	$ 0.15	$ 0.69
Extraordinary gain	0.16	0.04	—
Net income	$ 0.04	$ 0.19	$ 0.69
Diluted earnings per share:			
Income (loss) before extraordinary item	$ (0.12)	$ 0.15	$ 0.68
Extraordinary gain	0.16	0.03	—
Net income	$ 0.04	$ 0.18	$ 0.68

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2002, 2003 and 2004

(In thousands)

	Common Stock		Retained	Deferred Stock-Based	
	Shares	Amount	Earnings	Compensation	Total
Balance, December 31, 2001	37,642	$134,228	$16,079	$(228)	$150,079
Amortization of deferred stock-based compensation	—	—	—	54	54
Shares sold in secondary public offering, net of offering costs	2,025	15,283	—	—	15,283
Shares repurchased in stock buyback program	(122)	(234)	—	—	(234)
Exercise of common stock options	179	471	—	—	471
Income tax benefit from options exercised	—	188	—	—	188
Net income	—	—	1,585	—	1,585
Balance, December 31, 2002	39,724	149,936	17,664	(174)	167,426
Amortization of deferred stock-based compensation	—	—	—	139	139
Shares sold in secondary public offering, net of offering costs	200	1,724	—	—	1,724
Exercise of common stock options	551	1,596	—	—	1,596
Net income	—	—	7,442	—	7,442
Balance, December 31, 2003	40,475	153,256	25,106	(35)	178,327
Amortization of deferred stock-based compensation	—	—	—	35	35
Stock-based compensation	—	96	—	—	96
Exercise of common stock options	539	1,788	—	—	1,788
Income tax benefit from options exercised	—	3,050	—	—	3,050
Net income	—	—	28,330	—	28,330
Balance, December 31, 2004	41,014	$158,190	$53,436	$ —	$211,626

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2003 and 2004

(In thousands)

	2002	2003	2004
Cash flows from operating activities:			
Net income	$ 1,585	$ 7,442	$ 28,330
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary gain	(6,296)	(1,453)	—
Depreciation of property, plant and equipment	8,761	7,774	8,213
Net loss (gain) on sale of property, plant and equipment	30	(92)	—
Amortization of definite-lived intangible assets	1,202	1,260	1,319
Amortization of deferred stock-based compensation and stock based compensation	54	139	131
Amortization of debt issuance costs	105	97	148
Non-cash interest imputed on other long-term liabilities	—	149	118
Non-cash restructuring charge for impairment of building and equipment	1,838	446	855
Income tax benefit from common stock options exercised	188	—	3,050
Deferred income taxes	3,004	4,227	9,211
Changes in operating assets and liabilities, net of effects of acquisition:			
Accounts receivable, net	3,422	(10,050)	(7,259)
Inventories, net	1,796	1,939	(376)
Prepaid expenses and other	(1,817)	2,523	81
Income taxes receivable	(442)	4,400	673
Accounts payable	(3,171)	(4,073)	1,668
Income taxes payable	—	—	160
Accrued salaries, wages and benefits and other accrued expenses	(248)	3,854	2,488
Net cash provided by operating activities	10,011	18,582	48,810
Cash flows from investing activities:			
Purchase of property, plant and equipment and equipment deposits	(7,674)	(6,564)	(17,502)
Purchase of intangibles	—	(350)	—
Purchases of available-for-sale short-term investments	(47,510)	(29,904)	(27,050)
Proceeds from sales of available-for-sale short-term investments	49,010	30,810	28,794
Purchases of held-to-maturity short-term investments	—	(8,508)	(18,967)
Proceeds from redemptions of held-to-maturity short-term investments	—	1,000	23,975
Acquisition of Advanced Circuits	(860)	—	—
Proceeds from sale of assets, property, plant and equipment	17	335	1,474
Net cash used in investing activities	(7,017)	(13,181)	(9,276)
Cash flows from financing activities:			
Principal payments on long-term debt	(22,625)	(2,222)	(7,777)
Sale of common stock for cash, net of offering costs	15,283	1,724	—
Proceeds from exercise of common stock options	471	1,596	1,788
Shares repurchased in stock buyback plan	(234)	—	—
Payment of debt issuance costs	—	(235)	—
Net cash provided by (used in) financing activities	(7,105)	863	(5,989)
Net increase (decrease) in cash and cash equivalents	(4,111)	6,264	33,545
Cash and cash equivalents at beginning of year	7,490	3,379	9,643
Cash and cash equivalents at end of year	$ 3,379	$ 9,643	$ 43,188
Supplemental cash flow disclosures:			
Cash paid for interest	$ 1,060	$ 439	$ 248
Cash paid (refunds), net for income taxes	(5,104)	(5,705)	165

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements
(Dollars and shares in thousands, except per share data)

(1) Nature of Operations and Basis of Presentation

TTM Technologies, Inc. (the "Company"), formerly Pacific Circuits, Inc., was incorporated under the laws of the State of Washington on March 20, 1978. In July 1999, Power Circuits, Inc. was acquired, and on December 26, 2002, Honeywell Advanced Circuits, Inc., renamed to TTM Advanced Circuits, Inc., ("Advanced Circuits") was acquired, and both became wholly-owned subsidiaries of TTM Technologies, Inc. TTM Technologies, Inc. and its wholly-owned subsidiaries are collectively referred to as "the Company." The Company is a manufacturer of complex printed circuit boards used in sophisticated electronic equipment. The Company sells to a variety of customers located both within and outside of the United States of America.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of TTM Technologies, Inc. and its wholly-owned subsidiaries, Power Circuits, Inc. and TTM Advanced Circuits, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company derives its revenue primarily from the sale of printed circuit boards using customer supplied engineering and design plans and recognizes revenues when persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss has transferred, and collectibility is reasonably assured—generally when products are shipped to the customer, except in situations in which title passes upon receipt of the products by the customer. In this case, revenues are recognized upon notification that customer receipt has occurred. The Company does not have customer acceptance provisions, but it does provide its customers a limited right of return for defective printed circuit boards. The Company accrues an estimated amount for sales returns and allowances related to defective printed circuit boards at the time of sale based on its ability to estimate sales returns and allowances using historical information. As of December 31, 2003 and 2004, the reserve for sales returns and allowances was $2,994 and $3,196, respectively, which is included as a reduction to accounts receivable, net. For the years ended December 31, 2002, 2003 and 2004, the provision for sales returns and allowances, which is recorded as a reduction to net sales, was 1.4%, 1.6% and 1.3% of gross sales, respectively. Shipping and handling fees are included as part of net sales. The related freight costs and supplies associated with shipping products to customers are included as a component of cost of goods sold.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid investments with insignificant interest rate risk and original maturities to the Company of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest-bearing bank accounts, money market funds and short-term debt securities.

The Company considers highly liquid investments with an effective maturity to the Company of more than three months and less than one year to be short-term investments. The Company defines effective maturity as the shorter of the original maturity to the Company or the effective maturity as a result of periodic auction or optional redemption features of certain of its investments classified as available-for-sale.

Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost which approximated fair market value. Available-for-sale debt securities are carried at fair value which approximated cost.

Short-term investments as of December 31, 2003 and 2004 were as follows:

	2003	2004
Available-for-sale:		
Auction and variable rate notes	$ 9,594	$12,850
Auction and variable rate preferred securities	5,000	—
Money market funds	5,287	8,920
	19,881	21,770
Held-to-maturity:		
Corporate bonds and notes	8,039	7,694
U.S. Treasury and federal agency securities	2,511	28,779
Municipal notes	1,503	—
	12,053	36,473
Total short-term investments	31,934	58,243
Amounts classified as cash equivalents	9,832	42,893
Amounts classified as short-term investments	$22,102	$15,350

As of December 31, 2004, the contractual maturities of debt securities were as follows:

	Years to Maturity		
	Less than one year	One year or more	Total
Available-for-sale	$ —	$12,850	$12,850
Held-to-maturity	36,473	—	36,473
	$36,473	$12,850	$49,323

For each of the years ended December 31, 2002, 2003 and 2004 realized gains and losses upon the sale of available-for-sale investments were insignificant. Unrealized gains and losses on available-for-sale investments are insignificant for all periods and accordingly have not been recorded as a component of other comprehensive income. The specific identification method is used to compute the realized gains and losses on debt investments.

The Company regularly monitors and evaluates the realizable value of its investments. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the collateral supporting the investments, insurance policies which protect the Company's investment position, the interval between auction periods, whether or not there have been any failed auctions, and the credit rating issued for the securities by one or more of the major credit rating agencies.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Provision is made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories as of December 31, 2003 and 2004 consist of the following:

	2003	2004
Raw materials	$2,076	$2,791
Work-in-process	5,412	4,542
Finished goods	1,129	1,660
	$8,617	$8,993

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings and improvements	10 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 7 years
Automobiles	5 years

Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in the determination of income. Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

Debt Issuance Costs

Debt issuance costs are amortized to expense over the period of the underlying senior credit facility using the effective interest rate method, adjusted to give effect to any early repayments. During 2002, the Company repaid indebtedness in connection with the acquisition of Advanced Circuits and wrote off $63 of unamortized debt issuance costs. During 2004, the Company prepaid indebtedness and wrote off $55 of unamortized debt issuance costs.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that the Company allocate its goodwill to its various reporting units and determine the carrying value of those businesses. The Company's goodwill resulted from its acquisition of Power Circuits in July 1999. The Company has three reporting units consistent with the nature of its operations, however, all of its goodwill is allocated to one reporting unit. Goodwill is no longer amortized but is tested for impairment annually or more often if events or circumstances indicate a potential impairment exists. Goodwill is tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit's carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The fair value of the Company's Power Circuits reporting unit was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future net cash flows. Under the market approach, fair value is estimated based on market multiples of earnings or similar measures for comparable companies.

Based on the results of its first step impairment tests, the Company determined that no impairment of goodwill existed as of January 1, 2002, the date of adoption of SFAS No. 142 and December 31, 2002, 2003 and 2004. However, future goodwill impairment tests could result in a charge to earnings. The Company will continue to evaluate goodwill on an annual basis as of the end of the fourth quarter, and whenever events and changes in circumstances indicate that there may be a potential impairment.

Definite-lived Intangibles

Definite-lived intangibles as of December 31, 2003 and 2004 consist of the following:

	2003	2004
Strategic customer relationships	$18,029	$18,029
Licensing agreement	350	350
	18,379	18,379
Less accumulated amortization	(5,424)	(6,743)
Definite-lived intangibles, net	$12,955	$11,636

Strategic customer relationships are being amortized using the straight-line method over 15 years, and the licensing agreement for a manufacturing process is being amortized using the straight-line method over 3 years. Amortization expense was $1,202, $1,260 and $1,319 in 2002, 2003 and 2004, respectively.

Impairment of Long-lived Assets

Long-lived tangible assets and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset or asset groups may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset's carrying value and estimated fair value.

For assets held for sale, the carrying value of these assets is compared to the estimated fair value, less the cost to sell, to determine if recognition of an impairment is required.

Judgments and assumptions are inherent in the Company's estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset's fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Self Insurance

The Company is primarily self insured for group health insurance benefits provided to employees and purchases insurance to protect against annual claims per individual in excess of $100 and at the aggregate level which varies with the number of employees and the health plans they select. Self insurance liabilities are estimated for claims incurred but not paid using historical information provided by our insurance carrier and other professionals. The Company accrued $2,084 and $2,429 for self insurance liabilities at December 31, 2003 and 2004, respectively, and these amounts are reflected within accrued salaries, wages and benefits in the accompanying December 31, 2003 and 2004 consolidated balance sheets.

Income Taxes

The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statements and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. Deferred tax assets are reviewed for recoverability and the Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Earnings Per Share

Basic earnings per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share ("Diluted EPS") reflect the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock.

The following is a reconciliation of the numerator and denominator used to calculate Basic EPS and Diluted EPS for the years ended December 31, 2002, 2003 and 2004:

	2002			2003			2004		
	Net Income	Shares	Per Share	Net Income	Shares	Per Share	Net Income	Shares	Per Share
Basic EPS	$1,585	39,511	$0.04	$7,442	39,993	$0.19	$28,330	40,780	$0.69
Effect of options and warrants					1,130			1,088	
Diluted EPS	$1,585	39,511	$0.04	$7,442	41,123	$0.18	$28,330	41,868	$0.68

Stock options to purchase 2,881, 381 and 1,150 shares of common stock for the years ended December 31, 2002, 2003 and 2004, respectively, were not considered in calculating Diluted EPS because the effect would be anti-dilutive.

Stock-Based Compensation

The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 and the related interpretations and provides pro forma disclosures as required by SFAS No. 123. Had compensation cost been determined in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2002, 2003 and 2004, would have been changed to the following pro forma amounts:

	2002	2003	2004
Net income:			
As reported	$ 1,585	$ 7,442	$28,330
Add: Stock-based compensation expense	54	139	131
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,107)	(2,482)	(4,249)
Pro forma net income (loss)	$ (468)	$ 5,099	$24,212
Basic earnings per share:			
As reported	$ 0.04	$ 0.19	$ 0.69
Pro forma	(0.01)	0.13	0.59
Diluted earnings per share:			
As reported	0.04	0.18	0.68
Pro forma	(0.01)	0.12	0.58

For pro forma disclosure purposes, the estimated fair value of each option is amortized over the vesting term of the respective option and is determined on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for the grants during 2002, 2003 and 2004:

	2002	2003	2004
Expected dividend yield	—%	—%	—%
Risk-free rate	3.9%	3.1%	3.4%
Expected life in years	5	5	5
Expected volatility	119%	109%	100%

The weighted average per share fair value of options granted was $4.64, $9.24 and $7.58 for options granted in 2002, 2003 and 2004, respectively.

Significant Customers

The Company's customers include both original equipment manufacturers ("OEMs") and electronic manufacturing services companies ("EMS companies"). The Company's OEM customers often direct a significant portion of their purchases through EMS companies.

For the year ended December 31, 2002, no customer accounted for more than 10% of the net sales. For the year ended December 31, 2003, two customers accounted for 22% and 14% of the Company's net sales. For the year ended December 31, 2004, two customers accounted for 29% and 17% of the Company's net sales. Sales to our 10 largest customers were 64% and 65% of net sales for the years ended December 31, 2003 and 2004, respectively. The loss of one or more major customers or a decline in sales to the Company's major customers would have a material adverse effect on the Company's financial condition and results of operations.

Concentration of Credit Risk

In the normal course of business, the Company extends credit to its customers, which are concentrated in the networking/communications, industrial/medical and high-end computing segments of the electronics industry and some of which are located outside the United States. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company makes judgments as to its ability to collect outstanding trade receivables when collection becomes doubtful. Provisions are made based upon a specific review of significant outstanding invoices, historical collection experience and current economic trends.

For the purposes of evaluating collection risk, the Company considers the credit risk profile of the entity from which the receivable is due. As of December 31, 2003, five customers in the aggregate accounted for 56% of total accounts receivable. As of December 31, 2004, five customers in the aggregate account for 66% of total accounts receivable. If one or more of the Company's significant customers were to become insolvent or were otherwise unable to pay for the manufacturing services provided, it would have a material adverse effect on the Company's financial condition and result of operations.

Other Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources including unrealized gains and losses on available for sale marketable securities. Unrealized gains and losses on available-for-sale securities are immaterial for all periods presented.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the third fiscal quarter 2005, beginning July 5, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In March 2004, the Financial Accounting Standards Board ("FASB") approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Issue's objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position ("FSP") EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice.

Fair Value of Financial Instruments

The carrying amounts of assets and liabilities as reported on the balance sheets at December 31, 2003 and 2004, which qualify as financial instruments, approximate fair value.

Reclassifications

Expenditures for information technology salaries and expenses of approximately $1,033 in 2002 have been reclassified from cost of goods sold to general and administrative expenses to conform to the 2003 presentation. Cash equivalents of $17,000, $15,500 and $14,594 at December 31, 2001, 2002 and 2003, respectively, have been reclassified to short-term investments to conform to the 2004 presentation.

(3) Acquisition of Advanced Circuits

On December 26, 2002, the Company acquired the stock of Advanced Circuits from Honeywell International, Inc. ("Honeywell"). The purchase price was one dollar. The total cost of the acquisition was approximately $860 which included $540 paid to related parties (see Note 11) and $320 of due diligence and other direct acquisition costs. The acquisition was accounted for under the purchase method of accounting. Accordingly, results of operations of Advanced Circuits are included in the accompanying consolidated financial statements from the date of acquisition. The fair value of the net assets acquired exceeded the cost to purchase Advanced Circuits, resulting in negative goodwill. In accordance with SFAS No. 141, the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets except current assets and deferred income taxes. The remaining unallocated negative goodwill was recorded as an extraordinary gain.

The following sets forth the preliminary allocation made in 2002, after reducing the applicable assets to zero for the effect of negative goodwill, as of December 26, 2002:

Accounts receivable, net	$10,126
Inventories, net	9,156
Other current assets	1,001
Property, plant and equipment	—
Deferred income tax assets, net	—
Intangible assets	—
Accounts payable	(9,850)
Accrued expenses	(1,122)
Customer rebate obligation	(3,015)
Extraordinary gain recorded in 2002	$ 6,296

In connection with the acquisition, the Company was entitled to a reimbursement from Honeywell if Advanced Circuit's working capital, as defined in the agreement, was less than $13,900. At the closing date, the working capital was less than $13,900, and the Company made a claim against Honeywell which is reflected as part of other current assets in the preceding table. Additionally, between December 26 and December 31, 2002, Honeywell collected approximately $689 of the accounts receivable purchased by the Company. Honeywell remitted these collections to the Company subsequent to December 31, 2002. Both the claim against Honeywell and Honeywell's collections of accounts receivable purchased by the Company are reflected as prepaid expenses and other in the accompanying December 31, 2002 consolidated balance sheet. In the quarter ended March 31, 2003, the Company settled its claim against Honeywell in the amount of $1,400 for the working capital shortfall, which amount was $570 in excess of the estimated settlement as of December 31, 2002.

During 2003, the Company resolved several uncertainties concerning indemnifications which the Company and Honeywell agreed to resolve subsequent to the closing. The Company also finalized preliminary estimates of fair value related to assets acquired and liabilities assumed that were made as of December 31, 2002. In accordance with SFAS No. 141, the Company recorded an additional extraordinary gain of $1,453 in 2003, of which $570 related to the working capital shortfall as discussed above.

In connection with the acquisition, the Company became contractually responsible for a rebate obligation to one of Advanced Circuit's customers. Honeywell is responsible to reimburse the Company quarterly for a portion of the rebate obligation when invoiced by the Company. The rebate is based on a percent of net sales to this customer. The Company estimated the amount and timing of future net sales to this customer and applied a discount rate to reflect the net present value of the estimated rebates over the period of time in which the rebates are expected to be paid. The long-term and current portions of the rebate are carried as other long-term liabilities, less current portion and current portion other long-term liabilities, respectively in the accompanying consolidated balance sheets.

In connection with the acquisition, the Company entered into a transition services agreement with Honeywell, whereby Honeywell continued to provide some of the infrastructure services such as various information systems assistance, payroll processing and employee benefits programs for approximately 90 days that had been previously provided to Advanced Circuits. The Company paid approximately $103 in 2003 for services under the transition services agreement.

The unaudited pro forma information below presents the results of operations for the year ended December 31, 2002 as if the Advanced Circuits acquisition occurred at the beginning of 2002, after giving effect to certain adjustments (to remove expenses related to assets not acquired and liabilities not assumed and interest expense and amortization of deferred financing costs related to the incremental pay down of debt and the related income tax effects). The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 2002 or of the results which may occur in the future.

	2002
Net sales	$220,567
Loss before extraordinary item	(59,909)
Basic and diluted loss per share before extraordinary item	$ (1.52)

(4) Restructuring Charges

During the second quarter of 2002, the Company reduced its labor force at its Burlington, Washington, facility. During the fourth quarter of 2002, the Company consolidated manufacturing capabilities by closing its Burlington, Washington facility to better manage and control its business. As a result, the Company recorded $3,859 in total restructuring charges in 2002. These charges included the impairment of the building, property and equipment of $1,838, employee termination and severance of

$1,459 and other exit costs of $562 associated with the facility closure. The Company terminated a total of 193 employees which were primarily involved in the manufacturing process. During the first quarter of 2003, a $203 restructuring charge was taken for severance and other exit charges primarily in connection with the lay off of 45 employees at the Company's Redmond, Washington facility.

During 2002, the Company designated building and equipment with a remaining net book value of $2,797 as assets held for sale. During 2003, the Company reviewed the fair value of the remaining assets held for sale for possible impairment and recorded an additional impairment charge of $446. At December 31, 2003, the carrying value of the remaining assets held for sale was $2,308. During the second fiscal quarter of 2004, the Company recorded an asset impairment of $855 to the building held for sale based upon the status of negotiations with the lessor of the related land lease to purchase the building and cancel the land lease. On July 30, 2004, the Company entered into a Purchase and Sale agreement with the Port of Skagit County, a Washington municipal corporation ("Port"), to sell its building located in Burlington, Washington on land leased from the Port and to cancel the related lease between the Port and the Company for total consideration of $1,575, before direct selling costs of $175. The transaction closed in October 2004.

The chart below shows the additions to and utilization of the accrued restructuring charges during the years ended December 31, 2003 and 2004.

	Severance	Other Exit Charges	Impairment Charge	Total
Accrued at December 31, 2002	$ 325	$ 204	$ —	$ 529
2003 Charge	200	3	446	649
Utilization	(525)	(117)	(446)	(1,088)
Accrued at December 31, 2003	—	90	—	90
2004 Charge			855	855
Utilization		(90)	(855)	(945)
Accrued at December 31, 2004	$ —	$ —	$ —	$ —

(5) Long-Term Debt

The Company's senior credit facility ("Credit Facility") consists of a $25,000 revolving loan commitment subject to a borrowing base and previously included a term loan. As of December 31, 2003 and 2004, the Company had $7,777 and $0, respectively, outstanding on the term loan. This loan was paid in full during 2004. As of December 31, 2003 and 2004, the Company did not have any balance outstanding on the revolving loan.

The revolving loan commitment expires on September 29, 2005. Interest on the revolving loan and the term loan ranges from LIBOR plus 1.5% to 2.5%, or the Alternate Base Rate (as defined in the Credit Facility) plus 0.5% to 1.0%. The amount added to the LIBOR rate or the Alternate Base Rate varies depending upon the Company's leverage ratios as defined in the agreement. At December 31, 2004, the Company had no amounts outstanding on the term loan and no amounts outstanding on the revolving loan. The Company pays a quarterly commitment fee ranging from 0.30% to 0.45% on the unused revolving commitment amount. The term loan was, and the revolving loan is, secured by substantially all of the assets of the Company.

The Credit Facility, as amended, contains certain financial and other covenants. These covenants include capital expenditure limits, leverage and fixed charge coverage ratios, consolidated EBITDA and various other covenants, including a restriction on paying dividends. At December 31, 2004, the Company was in compliance with these covenants. At December 31, 2004, the Company's available borrowing capacity under the revolving loan was $19,261.

(6) Common Stock Transactions

Secondary Offering

The Company completed a secondary offering in February 2002 and sold a total of 7,245 shares, including the overallotment option of 945 shares, of common stock (2,025 sold by the Company and 5,220 shares sold by the selling shareholders) at a price of $8.50 per share. The Company received net proceeds of approximately $15,283, after the underwriting discounts of $0.446 per share and other secondary offering expenses of approximately $1,027, which includes a $258 financial advisory fee paid to TC Management, L.L.C., TC Management IV, L.L.C., and Brockway Moran & Partners Management, L.P. (see Note 11).

The Company completed a secondary offering in September 2003 and sold a total of 12,650 shares, including the overallotment option of 1,650 shares, of common stock (200 sold by the Company and 12,450 shares sold by the selling shareholders) at a price of $12.00 per share. The Company received net proceeds of approximately $1,724, after the underwriting discounts of $0.63 per share and other secondary offering expenses of approximately $550.

Stock Repurchase Plan

In October 2002, the Board of Directors authorized a repurchase of the Company's common stock up to $10,000. During the year ended December 31, 2002, the Company repurchased and retired 122 shares for a total cost of approximately $200.

(7) Income Taxes

The components of the benefit (provision) for income taxes for the years ended December 31, 2002, 2003 and 2004 are:

	2002	2003	2004
Current benefit (provision):			
Federal	$ 5,284	$ 467	$ (2,841)
State	(2)	(141)	(690)
Total current	5,282	326	(3,531)
Deferred benefit (provision):			
Federal	(2,937)	(3,733)	(9,900)
State	(67)	(494)	248
Total deferred	(3,004)	(4,227)	(9,652)
Total benefit (provision)	$ 2,278	$(3,901)	$(13,183)

The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rates for the years ended December 31, 2002, 2003 and 2004 which are derived by dividing the income tax (provision) benefit by the income (loss) before income taxes and extraordinary item:

	2002	2003	2004
Statutory federal income tax rate	34.0%	(34.0)%	(34.0)%
State income taxes, net of federal benefit and state tax credits	—	(4.5)	(4.4)
Federal extraterritorial income exclusion	—	—	1.3
Decrease in valuation allowance	—	—	5.0
Other	(1.4)	(0.9)	0.3
Total benefit (provision) for income taxes	32.6%	(39.4)%	(31.8)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the net deferred tax assets as of December 31, 2003 and 2004 are as follows:

	2003	2004
Deferred tax assets:		
Tax goodwill related to recapitalization	$ 18,102	$ 16,265
Property, plant and equipment basis differences	3,711	263
Reserves and accruals	4,189	3,755
Net operating loss carryforwards	5,767	1,015
State tax credits carryforwards	1,713	1,933
Alternative minimum tax credit carryover	144	388
	33,626	23,619
Less valuation allowance	(17,006)	(14,504)
	16,620	9,115
Deferred tax liabilities:		
Goodwill and intangible asset amortization from Power Circuits, Inc. acquisition	(4,538)	(6,244)
Net deferred income tax assets	$ 12,082	$ 2,871
Current portion	$ 1,739	$ 1,820
Long-term portion	10,343	1,051

The primary deferred tax asset, tax goodwill related to recapitalization, is being amortized over a 15-year period in accordance with the provisions of the Internal Revenue Code ("Code"). As a result of the Company's recapitalization in 1998, the Company became a C Corporation and the tax effect of all differences between the tax reporting and financial reporting bases of the Company's net assets was recorded as a net deferred tax asset. The most significant basis difference resulted from a Code section 338(h)(10) tax election made at the time of the recapitalization. This election had the effect of characterizing the recapitalization and stock purchase as an asset purchase for income tax purposes. Therefore, the consideration paid to the former owner in excess of tax basis of the net assets was recorded as tax-deductible goodwill, even though no goodwill was reported for financial reporting purposes.

At December 31, 2004 the Company's federal and multiple state net operating loss carryforwards for income tax purposes were approximately $987 and $16,918, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in 2024, and the state net operating loss carryforwards will begin to expire in 2007. Approximately $148 of the state credit carryovers will begin to expire in 2007, with no expirations on the remaining $1,785.

A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The net decrease in the valuation allowance during the year ended December 31, 2004 is due primarily to improving pre-tax income, which allowed the Company to utilize most of its federal and substantial amounts of its multiple state net operating loss carryforwards in 2004, as well as changes to estimates of future sources of taxable income. The net operating losses utilized in 2004 include amounts for employee stock option exercises in 2003.

The Company has determined that a valuation allowance is necessary for its federal deferred tax assets and state tax credits carryforwards that are not more likely than not to be realized based on estimates of sources of taxable income. It is possible that the Company's estimates could change in the near term and it may become necessary to record either a full or partial decrease or increase to the valuation allowance in future periods, which would either positively or negatively effect the Company's results of operations, respectively.

(8) Commitments and Contingencies

Operating Leases

The Company leases a sales office and equipment under noncancellable operating leases. As of December 31, 2004, future minimum lease payments totaled $488 and were due as follows: 2005-$252; 2006-$167; and 2007-$69.

Total rent expense for the years ended December 31, 2002, 2003 and 2004 was approximately $24, $281 and $352, respectively.

Legal Matters

During 2001, the Company was advised that it has been added as a defendant in a patent infringement lawsuit filed in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that the Company has infringed certain "machine vision" and other patents owned by the plaintiff and seeks injunctive relief, unspecified damages for the alleged infringements and payment of the plaintiff's attorneys' fees. In March 2002, the lawsuit was stayed pending the outcome of *Symbol Technologies, et al. v. Lemelson* in the U.S. District Court for the District Court of Nevada, in which a declaratory relief suit filed by certain manufacturers challenged the validity, enforceability and infringement of Lemelson's "bar code" and "machine vision" patents. As a result of the stay, we have not filed an answer to the complaint nor has any discovery been conducted. In January 2004, the Nevada court found the Lemelson patents, including those patents asserted by the Lemelson Foundation against us in the Arizona case, to be invalid, not infringed and unenforceable. The Lemelson Foundation has the right to appeal the Nevada court's judgment. Although the ultimate outcome of this matter is not currently determinable, management believes the Company has meritorious defenses to these allegations and, based in part on the licensing terms offered by the Lemelson Partnership, does not expect this litigation to materially impact the Company's results of operations, financial condition or liquidity. Accordingly, the Company has not established a reserve. However, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect. Furthermore, there can be no assurance that the Company will prevail in any such litigation.

The Company is subject to various other legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

Environmental Matters

The process to manufacture printed circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

(9) Stock-Based Compensation Plans

The Company has adopted the Management Stock Option Plan (the "Plan"). The Plan, as amended in 2000, provides for issuance of a maximum of 5,600 shares of the Company's common stock. Stock options may be granted as "Incentive Stock Options" (as defined by the Internal Revenue Code and awards) or nonqualified options. The exercise price is determined by the compensation committee of the Board of Directors and may not be less than the fair market value at the date of the grant. Each option and award shall vest and expire as determined by the compensation committee. Options expire no later than ten years from the grant date. The Plan expires on December 1, 2008. A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,589	$ 5.24
Granted	666	5.59
Exercised	(179)	2.63
Forfeited	(195)	5.08
Outstanding at December 31, 2002	2,881	5.49
Granted	1,399	11.73
Exercised	(551)	2.90
Forfeited	(213)	5.76
Outstanding at December 31, 2003	3,516	8.37
Granted	72	10.03
Exercised	(539)	3.32
Forfeited	(204)	8.96
Outstanding at December 31, 2004	2,845	$ 9.32
Exercisable at December 31, 2004	1,327	$ 7.90

As of December 31, 2004, 2,414 of the 2,845 options outstanding vest equally over five years from the grant date. Options to purchase 44 shares vest on the fifth anniversary of the date of grant.

The remaining options to purchase 387 shares were scheduled to vest on the earlier of the eighth anniversary of the date of grant or upon the occurrence of certain events, including a sale of shares by the majority shareholder ("Cliff Vest Options"). During 2003 and 2004, as a result of sales of common stock by the majority shareholders, all but 94 Cliff Vested Options vested. In December 2004, the Board of Directors approved the full vesting of the 94 Cliff Vested Options prior to the scheduled vesting date.

The discretionary acceleration of vesting of the 94 Cliff Vested Options resulted in a new measurement date for determining compensation cost. The intrinsic value of the options on the new measurement date was $811, which is recognized as expense only if the employees are able to exercise an award that, under the original terms, would have expired unexercisable. The Company has estimated and recorded $96 of compensation expense as an estimate of those employees that will benefit from the accelerated vesting. The Company will reevaluate this estimate at each period end and make any changes in estimate based upon the ultimate determination of those individuals that benefit from the accelerated vesting.

A summary of options outstanding and options exercisable as of December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $4.99	1,114	6.1	$ 2.96	728	$ 2.68
$ 5.00 - $9.99	119	7.4	7.95	24	7.28
$ 10.00 - $14.99	1,239	8.7	13.15	278	12.94
$15.00 and over	373	5.7	16.00	297	16.00
	2,845	7.2	$ 9.32	1,327	$ 7.90

During the year ended December 31, 2000, the Company granted 268 options with exercise prices of $2.63 per share, which was less than the fair value of the common stock at the date of the grant. These grants resulted in deferred stock-based compensation of $322, which was being amortized over the vesting terms of the options. During the years ended December 31, 2002, 2003 and 2004, the amortization was $54, $139 and $35, respectively. The deferred stock-based compensation is fully amortized as of December 31, 2004.

(10) Employee Benefit Plan

The Company has a 401(k) savings plan ("Plan") under which all eligible full-time employees may participate and contribute a percentage of compensation subject to the maximum allowed by the Code. The Plan provides for a discretionary matching contribution of a uniform percent of each participant's contribution. However, in applying the uniform percent, only contributions up to 4% of each participant's compensation shall be considered. The Company accrued contributions under the Plan and predecessor plans of $207, $293 and $327 during the years ended December 31, 2002, 2003 and 2004, respectively.

(11) Related-Party Transactions

The Company had an agreement with TC Management, L.L.C., TC Management IV, L.L.C. and Brockway Moran & Partners Management, L.P. (collectively, "the Equity Sponsors"), entities owned by certain of the Company's shareholders, which obligated the Company to pay these entities a financial advisory fee of 1.5% of the first $50,000 of the proceeds or value of any transaction with respect to which the three entities rendered financial advisory services to the Company, and 1% of any amount of proceeds or value in excess of $50,000 until such time as these entities and their affiliates, on a combined basis, owned less than 25% of the total outstanding voting capital stock of the Company.

In connection with the secondary offering in February 2002, the Company paid the Equity Sponsors a $258 financial advisory fee. In connection with the purchase of Advanced Circuits in 2002, the Company paid the Equity Sponsors a $500 financial advisory fee and $40 for certain out-of-pocket expenses which were accounted for as direct acquisition costs.

In connection with the secondary offering in September 2003 (Note 6), the Equity Sponsors and their affiliates no longer own 25% of the total outstanding voting capital stock of the Company, and the Company is no longer obligated to pay the financial advisory fee previously discussed.

In connection with a shelf-offering declared effective in June 2004 and completed in November 2004, the Company incurred $339 of offering related expenses reflected within general and administrative expense. The Company did not sell shares in this offering, but incurred these expenses pursuant to a registration rights agreement between the Equity Sponsors and the Company. Upon the completion of this offering in November 2004, the Equity Sponsors no longer have any equity interest in the Company.

The Company had a consulting and management services agreement with Pyxis Partnership, an entity controlled by Kenneth L. Shirley, one of the Company's directors through November 2002. Pyxis provided certain management and consulting services typical of those provided by a Chief Operating Officer. These services were rendered on behalf of Pyxis primarily by Mr. Shirley. During 2002, the Company paid Pyxis approximately $168 for these services.

(12) Preferred Stock

The board of directors has the authority, without action to stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. As of December 31, 2004, no shares of preferred stock are outstanding.

(13) Foreign Sales

Sales representing more than 1% of the Company's net sales by country for the years ended 2002, 2003 and 2004, are as follows:

	2002	2003	2004
United States	$83,541	$129,638	$165,237
Malaysia	1,661	19,985	23,782
Italy	—	13,530	18,863
Canada	1,095	9,214	11,977
Czech Republic	—	—	6,682
China	—	2,939	3,027
Other	2,692	5,011	11,082
Total	$88,989	$180,317	$240,650

(14) Quarterly Financial Information (Unaudited)

The Company uses a 13-week fiscal quarter accounting period with the first quarter ending on the Monday closest to April 1 and the fourth quarter always ending on December 31. The first and fourth quarters of 2003 and 2004 contained 92 and 89 days, and 93 and 95 days, respectively.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003:				
Net sales	$39,634	$41,047	$45,327	$54,309
Gross profit	4,526	6,446	9,456	14,195
Income (loss) before extraordinary item	(974)	432	2,287	4,244
Net income (loss)	(150)	432	2,505	4,655
Income (loss) per share before extraordinary item:				
Basic	$ (0.02)	$ 0.01	$ 0.06	$ 0.11
Diluted	$ (0.02)	$ 0.01	$ 0.06	$ 0.10
Net income (loss) per share:				
Basic	$ (0.00)	$ 0.01	$ 0.06	$ 0.12
Diluted	$ (0.00)	$ 0.01	$ 0.06	$ 0.11
Year Ended December 31, 2004:				
Net sales	$57,696	$61,595	$62,195	$59,164
Gross profit	17,280	19,076	17,638	14,553
Net income	6,526	6,910	8,045	6,849
Net income per share:				
Basic	$ 0.16	$ 0.17	$ 0.20	$ 0.17
Diluted	$ 0.15	$ 0.17	$ 0.19	$ 0.16

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TTM Technologies, Inc.:

Under date of March 11, 2005, we reported on the consolidated balance sheets of TTM Technologies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which are included in the TTM Technologies, Inc. Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the Annual Report on Form 10-K. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Salt Lake City, Utah
March 11, 2005

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2004, 2003 and 2002

(In Thousands)

Description	Balance at Beginning of Year	Additions for Acquisition of Advanced Circuits, Inc.	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended December 31, 2004					
Allowance for doubtful accounts	$ 740	$ —	$ 279	$ (197)	$ 822
Allowance for sales credits	2,994	—	3,142	(2,940)	3,196
Allowance for excess and obsolete inventories	1,533	—	315	(965)(a)	883
Year ended December 31, 2003					
Allowance for doubtful accounts	$ 927	$ —	$ 262	$ (449)	$ 740
Allowance for sales credits	3,081	—	2,930	(3,017)	2,994
Allowance for excess and obsolete inventories	3,293	—	649	(2,409)(b)	1,533
Year ended December 31, 2002					
Allowance for doubtful accounts	$1,379	$ 332	$ 85	$ (869)(c)	$ 927
Allowance for sales credits	1,433	1,937	1,238	(1,527)	3,081
Allowance for excess and obsolete inventories	98	3,243	191	(239)	3,293

(a) Includes reversal of $259 of reserve established in prior year.

(b) Includes reversal of $692 of reserve established in prior year.

(c) Includes reversal of $166 of reserve established in prior years.

Exhibit 21.1

SUBSIDIARY LIST

TTM TECHNOLOGIES ,INC.

Name of Subsidiary	State or Sovereign Power of Incorporation
Power Circuits Inc.	California
TTM Advanced Circuits, Inc. (Wholly owned subsidiary)	Minnesota






TTM Technologies

